                                          FILED PURSUANT TO RULE 424(b)(1)
                                          REGISTRATION NO. 333-72563



PROSPECTUS

                                2,000,000 SHARES
                            DUPONT PHOTOMASKS, INC.
                                  COMMON STOCK
                               -----------------

    E.I. DU PONT DE NEMOURS AND COMPANY IS OFFERING 2,000,000 SHARES OF OUR COMMON STOCK.
       WE WILL NOT RECEIVE ANY PART OF THE PROCEEDS FROM THE SALE OF OUR COMMON STOCK.
           WHEN THIS OFFERING IS COMPLETED, E.I. DU PONT DE NEMOURS
           AND COMPANY
               WILL OWN APPROXIMATELY 56% OF OUR COMMON STOCK.

                              -------------------

    OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DPMI."
       ON MARCH 9, 1999, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK
            ON THE NASDAQ NATIONAL MARKET WAS $39 3/4 PER SHARE.

                              -------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               -----------------


                             PRICE $39 3/4 A SHARE


                              -------------------


                                                                            UNDERWRITING        PROCEEDS TO
                                                          PRICE TO         DISCOUNTS AND          SELLING
                                                           PUBLIC           COMMISSIONS         STOCKHOLDER
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................       $39.7500            $1.9875             $37.7625
TOTAL..............................................     $79,500,000          $3,975,000         $75,525,000


THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


E.I. DU PONT DE NEMOURS AND COMPANY HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 300,000 SHARES TO COVER OVER-ALLOTMENTS. MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON MARCH 15, 1999.


                              -------------------

MORGAN STANLEY DEAN WITTER
       DONALDSON, LUFKIN & JENRETTE
              CREDIT SUISSE FIRST BOSTON
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                            NEEDHAM & COMPANY, INC.


MARCH 10, 1999

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary.............................     3

Risk Factors...................................     6

Special Note Regarding Forward-Looking
  Statements...................................    13

Use of Proceeds................................    13

Dividend Policy................................    13

Price Range of Common Stock....................    13

Capitalization.................................    14

Selected Financial Data........................    15

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations................................    16

                                                 PAGE
                                                 ----

Business.......................................    23

Management.....................................    32

Selling Stockholder............................    35

Transactions and Relationship Between
  Us and E.I. du Pont de Nemours and Company...    36

Description of Capital Stock...................    40

Underwriters...................................    42

Legal Matters..................................    43

Experts........................................    43

Where You Can Find More Information............    44

Index to Financial Statements..................   F-1

                            ------------------------

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    Our principal executive offices are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664. Our telephone number at this location is (512) 310-6500.

    We have licensed from E.I. du Pont de Nemours and Company use of the tradename "DuPont" and the DuPont in Oval logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, "WE," "US" AND "OUR" MEAN DUPONT PHOTOMASKS, INC. AND "DUPONT" MEANS E.I. DU PONT DE NEMOURS AND COMPANY OR ONE OF ITS WHOLLY OWNED SUBSIDIARIES. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. OUR FISCAL YEAR ENDS JUNE 30.

                               DUPONT PHOTOMASKS

    Based on worldwide sales, we are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Hewlett-Packard, Hyundai, LG Semicon, Lucent Technologies, Micron Technology, Motorola, National Semiconductor, Philips, Samsung and STMicroelectronics. We operate globally from eleven manufacturing facilities in North America, Europe and Asia, including two joint venture facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

    The market for photomasks consists primarily of semiconductor manufacturers in North America, Europe and Asia. The photomask industry is comprised of both independent merchant producers, which sell photomasks to multiple semiconductor manufacturers, and captive operations, which are facilities owned and operated by semiconductor manufacturers primarily for internal use. According to industry sources, the worldwide market for photomasks totalled approximately $2.0 billion in 1997. We estimate that the photomask markets in North America, Europe and non-Japan Asia, the regions in which we primarily compete, represented approximately 50% of the worldwide market over the last five years and that merchant photomask sales in these regions were approximately $700 million in 1997. Based on sales, we are one of the two largest merchant suppliers in North America and non-Japan Asia and the largest merchant supplier in Europe.

    The demand for photomasks is driven primarily by semiconductor design activity. A number of recent trends have fueled growth in design activity, including:

    - Increasing customization of semiconductor designs;

    - Growing complexity of semiconductor devices;

    - Decreasing feature size of semiconductor designs; and

    - The proliferation of semiconductor applications.

    These trends have increased the importance of photomask technology in the semiconductor manufacturing process. We expect the importance of photomask technology to continue to grow as semiconductor manufacturers design and produce more complex and advanced devices.

    We are undertaking a significant global expansion to support the future growth of our business. In 1998, we entered into a strategic alliance with Hyundai whereby we became its principal photomask supplier. We also acquired Hewlett-Packard's photomask manufacturing organization and became its strategic photomask supplier. In addition, we established a joint venture with United Microelectronics Corporation to produce photomasks in Taiwan. We also began construction on a new photomask production facility in Gresham, Oregon which we subsequently and indefinitely delayed. If additional capacity were to be needed, we could complete the Gresham facility within approximately six months. In addition, in February 1999 we intend to begin construction of a photomask production facility in Singapore.

    We are an industry leader in developing the most advanced photomasks and believe we are the principal merchant supplier, outside Japan, of leading-edge photomasks. Our objective is to be the world's premier global supplier of photomasks by providing the finest service and most advanced technology to our customers. To achieve this objective, we intend to advance our technological leadership, expand strategic relationships with our customers, capitalize on our established global manufacturing and customer service support network and leverage our strategic relationships with key suppliers.

             RELATIONSHIP WITH E.I. DU PONT DE NEMOURS AND COMPANY

    We are approximately 69% owned by DuPont. After the offering, DuPont will continue to indirectly own approximately 56% of our outstanding common stock. After the offering, DuPont will be able to control the vote on most matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. DuPont has advised us that it expects to reduce its ownership interest of our common stock over time, subject to prevailing market and other conditions. Historically, we have derived various tangible and intangible benefits from being affiliated with DuPont. We have entered into a number of agreements with DuPont for the purpose of defining our ongoing relationship. While these agreements will continue to provide us with benefits, we are only entitled to the ongoing assistance of DuPont for a limited time and we may not enjoy benefits from our relationship with DuPont beyond the terms of the agreements.

                                  THE OFFERING

    The following information regarding shares outstanding is as of January 31, 1999 and excludes shares issuable under our stock performance plans.

Common stock offered by DuPont.....................  2,000,000 shares

Common stock to be outstanding after the
  offering.........................................  15,300,525 shares

Use of Proceeds....................................  We will receive no proceeds from the sale of common stock by DuPont

Nasdaq National Market symbol......................  DPMI

                            CONCURRENT TRANSACTIONS

    We recently terminated a private offering of $100.0 million principal amount of convertible subordinated notes due 2003. DuPont had indicated its intention to guarantee our obligations under the notes. We have subsequently amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100.0 million. The new credit facility has a term of three years and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year.

                             SUMMARY FINANCIAL DATA

    The data for the three years ended June 30, 1998 has been derived from the audited financial statements appearing elsewhere in this prospectus. The data for the six months ended December 31, 1997 and 1998 has been derived from the unaudited financial statements appearing elsewhere in this prospectus. Approximately $49 million was owed to DuPont under our existing credit agreement with DuPont at December 31, 1998, and approximately $64 million is currently outstanding under the credit agreement.

                                                                                                 SIX MONTHS
                                                              YEAR ENDED JUNE 30,            ENDED DECEMBER 31,
                                                       ----------------------------------  ----------------------
                                                          1996        1997        1998        1997        1998
                                                       ----------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales................................................  $  213,415  $  261,185  $  271,591  $  136,137  $  122,872
Cost of goods sold...................................     142,200     163,319     179,369      89,004      88,478
Selling, general and administrative expense..........      25,167      31,611      29,509      15,623      15,895
Research and development expense.....................       9,162      12,372      12,714       6,331       7,732
                                                       ----------  ----------  ----------  ----------  ----------

Operating profit.....................................      36,886      53,883      49,999      25,179      10,767
Other (income) expense...............................       7,964      (1,284)         27        (448)      1,482
                                                       ----------  ----------  ----------  ----------  ----------

Income before income taxes, minority interest and
  extraordinary item.................................      28,922      55,167      49,972      25,627       9,285
Provision for income taxes...........................       2,678      19,308      17,127       8,850       2,878
                                                       ----------  ----------  ----------  ----------  ----------

Income before minority interest and extraordinary
  item...............................................      26,244      35,859      32,845      16,777       6,407
Minority interest in loss of joint venture...........        (660)       (903)       (687)       (687)
                                                       ----------  ----------  ----------  ----------  ----------
Income before extraordinary item.....................      26,904      36,762      33,532      17,464       6,407
Extraordinary item...................................                 (22,242)
                                                       ----------  ----------  ----------  ----------  ----------
Net income...........................................  $   26,904  $   59,004  $   33,532  $   17,464  $    6,407
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

Basic earnings per share before extraordinary item...  $     2.51  $     2.44  $     2.21  $     1.15  $     0.42
Diluted earnings per share before extraordinary
  item...............................................  $     2.50  $     2.37  $     2.15  $     1.12  $     0.41
Basic weighted average shares outstanding............      10,727      15,101      15,180      15,165      15,286
Diluted weighted average shares outstanding..........      10,743      15,520      15,612      15,663      15,642

                                                                                                 DECEMBER 31, 1998
                                                                                                 -----------------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................................................................     $    38,864
Working capital................................................................................          39,950
Property and equipment.........................................................................         277,656
Total assets...................................................................................         426,122
Long-term borrowings...........................................................................           7,233
Long-term borrowings, related parties..........................................................          49,000
Stockholders' equity...........................................................................         260,263

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

OUR OPERATIONS ARE DEPENDENT ON THE ACTIVITIES OF SEMICONDUCTOR MANUFACTURERS

    Substantially all of our sales are derived from semiconductor manufacturers. Downturns in the semiconductor industry could lead to a decrease in the demand for photomasks. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Our investment in new facilities and equipment is based, in part, on the announced expansion plans of the semiconductor industry. From time to time, the semiconductor industry has developed more slowly than originally anticipated. A lack of development in the semiconductor industry in a location in which we operate or establish new facilities could have a material adverse effect on our business.

    The demand for photomasks may decrease, even when there is growth in the demand for semiconductors, due to the following factors:

    - Changes in semiconductor designs or applications, such as a reduction in customization or an increase in standardization;

    - A reduction in design complexity;

    - Other technological and manufacturing advances; or

    - A slowdown in the introduction of new semiconductor designs.

OUR FINANCIAL RESULTS MAY BE AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL

    Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of our operating results. Since our business is characterized by short-term orders and shipment schedules without a significant backlog for products, substantially all of our sales in any quarter are dependent upon orders received during that quarter, which limits our ability to respond to a changing business environment. In addition, our operating results could be affected by the following factors:

    - Competitive and customer-driven pricing pressures;

    - Changes in the mix of products sold;

    - Volume of orders shipped;

    - Market acceptance of our products and our customers' products;

    - Our ability to meet increasing demand and delivery schedules;

    - Fluctuations in manufacturing yields;

    - Fluctuations in currency exchange rates;

    - Cyclical semiconductor industry conditions;

    - Our access to advanced process technologies; and

    - The timing and extent of product and process development costs.

    Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

WE MAY NOT OBTAIN SUFFICIENT CAPITAL TO FUND OUR NEEDS

    We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. We cannot assure you that we will be able to obtain the additional capital required on reasonable terms, or at all, or that any such expansion or lack of capital will not have a material adverse effect on our business and results of operations, particularly during the start-up phase of new operations.

OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED BY UNDER-UTILIZED PRODUCTION
  CAPACITY

    Our operations require us to incur significant fixed costs. Accordingly, our operating profits are significantly affected by increases and decreases in sales volume when our production capacity is not fully utilized. We anticipate that our operating costs will increase as we add capacity to position our company for future growth. Our results of operations could be adversely affected to the extent that such capacity is not utilized.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

    The photomask and semiconductor industries are characterized by rapid technological change and new product introductions and enhancements. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase. We believe we must continue to enhance our existing products and to develop and manufacture new products and upgrades with improved capabilities in order to satisfy this anticipated demand. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.

    Technological advances achieved by a competitor or a customer could lead to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks. These alternatives, including direct-write lithography, could have a material adverse effect on our results of operations or financial position. Direct-write lithography writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. Although this direct-write method is currently too slow for high-volume, commercial device manufacturing, a significant advance in this technology or other technologies which transfer circuit designs without the use of photomasks would have a material adverse effect on our business and results of operations.

OUR MARKET IS HIGHLY COMPETITIVE AND SUBJECT TO PRICING PRESSURES

    The photomask industry is highly competitive and most of our customers use more than one photomask supplier. Our significant competitors include other merchant manufacturers of photomasks, including:

    - Align-Rite;

    - Compugraphics;

    - Dai Nippon Printing;

    - Hoya Corporation;

    - Photronics;

    - P.K. Limited;

    - Taiwan Mask Corporation; and

    - Toppan Printing Company.

    Our competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of our products or a reduction in our prices as a result of intensified price competition. We also compete with captive photomask operations. Beginning in the mid-1980's, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. We cannot assure you that this trend will continue or that it will not reverse, thereby reducing the demand for photomasks produced by merchant photomask suppliers like us and increasing competition to the extent excess capacity is used to supply non-captive needs. In particular, as photomasks continue to reemerge as a critical and enabling technology in the semiconductor manufacturing process, we cannot be certain that semiconductor manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading-edge photomasks. Certain of our competitors may have greater financial, technical, marketing and other resources, each of which could provide them with a competitive advantage over us.

    Our ability to compete in the photomask market is primarily based on:

    - Product quality;

    - Delivery to schedule performance;

    - Pricing;

    - Technical capabilities;

    - The location and capacity of manufacturing facilities; and

    - Technical service.

OUR INTERNATIONAL OPERATIONS PRESENT SPECIAL RISKS

    Approximately 44% of our sales in fiscal 1998 were derived from sales in non-U.S. markets. We expect sales from non-U.S. markets to continue to represent a significant portion of our total sales. Our non-U.S. operations are subject to certain risks inherent in conducting business abroad, including:

    - Price and currency exchange controls;

    - Fluctuations in the relative value of currencies;

    - Restrictive governmental actions; and

    - Difficulties in managing a global enterprise.

Changes in the relative value of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. Dollars, our functional currency. We monitor our exchange rate exposure and attempt to reduce such exposure by hedging through forward contracts. We cannot be certain that such forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Further, we cannot assure you that such risks will not have a material adverse impact on our liquidity and results of operations in the future.

OUR OPERATING RESULTS ARE INFLUENCED BY THE PERFORMANCE OF ASIAN ECONOMIES

    In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations as approximately 19% of our sales in fiscal 1998 were derived from this region. As a result of conditions over the past 18 months, we have experienced a reduction in revenue and net income from our operations in Asia, primarily in Korea. These conditions may continue or worsen.

WE FACE RISKS ASSOCIATED WITH MANUFACTURING DIFFICULTIES

    Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS

    In fiscal 1998, our ten largest customers, in the aggregate, accounted for more than 60% of our sales. All of these customers are in the semiconductor industry. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. While we believe we have strategic relationships with a number of our customers, our customers place orders on an as-needed basis and generally can change their suppliers without penalty. In addition, recently there has been a trend toward outsourcing semiconductor manufacturing to foundries. To the extent we do not have a strategic relationship with these foundries, this trend could have a material adverse effect on our business and results of operations.

WE DEPEND ON A LIMITED NUMBER OF EQUIPMENT MANUFACTURERS

    We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

WE DEPEND ON A LIMITED NUMBER OF RAW MATERIALS SUPPLIERS

    We have a limited number of long-term supply agreements with our raw materials suppliers. In addition, we have historically relied primarily on a limited number of suppliers for the quartz plates used in the manufacture of photoblanks, which are a key component in the manufacture of photomasks. Any disruption in our supply relationships or increases in prices, particularly related to quartz plates, could result in delays or reductions in product shipments by us or increases in product costs that could have a material adverse effect on our business and operating results. In the event of such disruption, we cannot assure you that we could develop alternative sources within reasonable time frames, or if developed, that these sources would provide supplies or equipment at prices comparable with those charged by our suppliers prior to such disruption.

DUPONT CONTROLS ALL STOCKHOLDER VOTES

    DuPont currently owns approximately 69% of our outstanding common stock, and after the offering, DuPont will own approximately 56%. As a result, after the offering, DuPont will be able to:

    - Control the vote of most matters submitted to our stockholders, including any merger, consolidation or sale of all or substantially all of our assets;

    - Elect the members of our board of directors; and

    - Prevent or cause a change in control of our company.

WE MUST INTEGRATE AND MANAGE OUR RECENT ACQUISITIONS AND JOINT VENTURES

    From time to time we have made various acquisitions and entered into joint venture arrangements intended to complement or expand our business. For example, we recently entered into transactions with Hyundai, United Microelectronics Corporation and Hewlett-Packard. The success of these transactions will depend on our ability to:

    - Attract, train and retain additional personnel;

    - Integrate acquired production equipment with our operations; and

    - Utilize any resulting additional production capacity.

The success of any joint venture will also depend on our ability to achieve cooperation with our joint venture partner. We may encounter difficulties in integrating acquired assets with our operations and managing any joint ventures. For example, our joint venture with United Microelectronics Corporation has not yet received a required operating license. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. Any of the foregoing could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS OR JOINT VENTURES

    We may in the future pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

    - Dilutive issuances of equity securities;

    - The incurrence of debt and contingent liabilities;

    - Amortization of goodwill and other intangibles;

    - Research and development write-offs; and

    - Other acquisition-related expenses.

Further, we cannot be certain that any acquired business, product or technology will be successfully integrated with our operations or that we will receive the intended benefits of any acquisition or joint venture.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY
  TECHNOLOGY

    We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you:

    - That we will be able to adequately protect our technology;

    - That competitors will not be able to independently develop similar technology;

    - That the claims allowed on any patents we hold will be sufficiently broad to protect our technology; or

    - That foreign intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs and diversion of resources, product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

WE MAY BE UNPREPARED FOR CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS

    We are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.

YEAR 2000 ISSUES EXPOSE US TO LIABILITY

    We recognize the need to reduce the extent to which our operations will be adversely impacted by Year 2000 software failures and have established a project team to assess Year 2000 risks. The project team has coordinated the identification of and is coordinating the implementation of changes to computer hardware and software applications that will attempt to ensure the availability and integrity of our information systems and the reliability of our operational systems and manufacturing processes. We are also assessing the potential overall impact of the impending century change on our business, results of operations and financial position.

    The total cost of our Year 2000 compliance activities has not been, and is not expected to be, material to our results of operations. Although we have used our best estimates to project the time and expense associated with the completion of our Year 2000 modification and testing processes, we cannot assure you that we will identify and address all significant Year 2000 problems in a prompt and cost-effective manner. Such Year 2000 problems, if not fixed, could have a material adverse effect on our business, results of operations and financial position.

    We also face risk to the extent that suppliers of products, services and systems purchased by us and others with whom we transact business on a worldwide basis do not comply with Year 2000 requirements. In the event any such third party cannot promptly provide us with products, services or systems that meet the Year 2000 requirements, or in the event Year 2000 issues prevent such third parties from prompt delivery of products or services required by us, our results of operations could be materially adversely affected. In addition, Year 2000 issues could cause significant delays in, or cancellations of, decisions to purchase our products or services, which would have a material adverse effect on our business, results of operations and financial position.

WE FACE UNCERTAINTY IMPLEMENTING A NEW GLOBAL INFORMATION SYSTEM

    We are in the process of implementing a new enterprise-wide software system that replaces our existing financial, human resources and manufacturing information systems. We cannot assure you that this conversion will be successful or that it will yield benefits to us.

OUR MARKET PRICE IS VOLATILE

    The market price of our common stock has been and can be expected to be significantly affected by factors such as:

    - Quarterly variations in our results of operations;

    - The announcement of new products or product enhancements by us or our competitors;

    - Technological innovations by us or our competitors;

    - Changes in earnings estimates or buy/sell recommendations by analysts;

    - The operating and stock price performance of other comparable companies;
      and

    - General market conditions or market conditions specific to particular industries.

In particular, the stock prices for many companies in the technology sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of our common stock.

OUR STOCK PRICE MAY BE AFFECTED WHEN ADDITIONAL SHARES ARE SOLD

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. After this offering, DuPont will beneficially own 8,500,000 shares of common stock. DuPont has advised us that it expects to continue to reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted DuPont certain rights with respect to the registration of shares of our common stock held by DuPont, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares it holds, and to include such shares in a registered offering of securities by us for DuPont.

    We, our directors and executive officers and DuPont have each entered into certain lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each will not, during the period ending 90 days after the date of this prospectus, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than the proposed convertible subordinated notes and pursuant to our stock performance plans. Following the expiration of such lock-up agreements, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of common stock by DuPont.

                                DIVIDEND POLICY

    We have not paid any dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings to finance future growth of our business. Future dividends, if any, will be determined by our board of directors.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "DPMI." The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                                 HIGH        LOW
                                                                               ---------  ---------
YEAR ENDED JUNE 30, 1997:
  First Quarter..............................................................  $  29 1/4  $  17 7/8
  Second Quarter.............................................................     47 1/2     26 3/4
  Third Quarter..............................................................         63     36 1/4
  Fourth Quarter.............................................................     59 1/2     36 3/4
YEAR ENDED JUNE 30, 1998:
  First Quarter..............................................................  $  74 1/8  $  46 3/4
  Second Quarter.............................................................     72 7/8     27 3/4
  Third Quarter..............................................................     47 7/8     25 3/8
  Fourth Quarter.............................................................         58     28 7/8
YEAR ENDING JUNE 30, 1999:
  First Quarter..............................................................  $  38 1/2  $  19 3/4
  Second Quarter.............................................................     43 7/8     16 7/8
  Third Quarter (through March 9, 1999)......................................     51 1/4     36 1/2

    On March 9, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $39 3/4 per share.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1998. At December 31, 1998, approximately $49 million was owed under our existing credit agreement with DuPont, and approximately $64 million is currently outstanding under the credit agreement. This table should be read in conjunction with our financial statements and related notes and the other financial information included or incorporated by reference in this prospectus.

                                                                               DECEMBER 31,
                                                                                   1998
                                                                              --------------
                                                                              (IN THOUSANDS,
                                                                               EXCEPT SHARE
                                                                                  DATA)
Other accrued liabilities...................................................    $   47,317
Short-term borrowings.......................................................           794
Long-term borrowings:
  DuPont credit agreement...................................................    $   49,000
  Other.....................................................................         7,233
                                                                              --------------
Total long-term borrowings..................................................        56,233
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized; 15,300,525
    shares issued and outstanding...........................................           153
  Additional paid-in capital................................................       161,167
  Retained earnings.........................................................        98,943
                                                                              --------------
Total capitalization........................................................    $  316,496
                                                                              --------------
                                                                              --------------

                            SELECTED FINANCIAL DATA

    The following tables set forth our selected financial data. The data for the three years ended June 30, 1998 has been derived from the audited financial statements appearing elsewhere in this prospectus. The data for the years ended June 30, 1994 and 1995 and as of June 30, 1996 has been derived from audited financial statements not appearing in this prospectus. The data for the six months ended December 31, 1997 and 1998 has been derived from the unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the result for the unaudited periods. The results for the six months ended December 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The following data should be read in conjunction with the financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

                                                                                                              SIX MONTHS ENDED
                                                                      YEAR ENDED JUNE 30,                       DECEMBER 31,
                                                     -----------------------------------------------------  --------------------
                                                       1994       1995       1996       1997       1998       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..............................................  $ 134,548  $ 161,514  $ 213,415  $ 261,185  $ 271,591  $ 136,137  $ 122,872
Cost of goods sold.................................    110,396    120,512    142,200    163,319    179,369     89,004     88,478
Selling, general and administrative expense........     20,750     21,803     25,167     31,611     29,509     15,623     15,895
Research and development expense...................      8,131      8,777      9,162     12,372     12,714      6,331      7,732
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit (loss)............................     (4,729)    10,422     36,886     53,883     49,999     25,179     10,767
Other (income) expense.............................      6,136      6,464      7,964     (1,284)        27       (448)     1,482
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes, minority
  interest and extraordinary item..................    (10,865)     3,958     28,922     55,167     49,972     25,627      9,285
Provision for income taxes.........................                            2,678     19,308     17,127      8,850      2,878
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before minority interest and
  extraordinary item...............................    (10,865)     3,958     26,244     35,859     32,845     16,777      6,407
Minority interest in loss of joint venture.........                  (161)      (660)      (903)      (687)      (687)
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary item............    (10,865)     4,119     26,904     36,762     33,532     17,464      6,407
Extraordinary item.................................                                     (22,242)
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..................................  $ (10,865) $   4,119  $  26,904  $  59,004  $  33,532  $  17,464  $   6,407
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings (loss) per share before
  extraordinary item...............................  $   (1.03) $     .39  $    2.51  $    2.44  $    2.21  $    1.15  $    0.42
Diluted earnings (loss) per share before
  extraordinary item...............................  $   (1.03) $     .39  $    2.50  $    2.37  $    2.15  $    1.12  $    0.41
Basic weighted average shares outstanding..........     10,500     10,500     10,727     15,101     15,180     15,165     15,286
Diluted weighted average shares outstanding........     10,500     10,500     10,743     15,520     15,162     15,663     15,642

                                                                           JUNE 30,                             DECEMBER 31,
                                                     -----------------------------------------------------  --------------------
                                                       1994       1995       1996       1997       1998       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   3,924  $   8,412  $  20,179  $  51,351  $  19,688  $  28,999  $  38,864
Working capital....................................     22,853     16,405     34,458     66,082     33,152     47,987     39,950
Property and equipment.............................    112,043    113,124    123,048    162,310    244,650    198,705    277,656
Total assets.......................................    160,901    171,701    227,893    291,579    351,979    305,250    426,122
Long-term borrowings...............................      6,704      4,265      9,324     10,473      7,519      9,187      7,233
Long-term borrowings, related parties..............    140,846    125,570                            9,000                49,000

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Based on worldwide sales, we are one of the largest photomask manufacturers in the world. We sell our products to over 200 customers in 20 different countries. Essentially all of our sales are to customers in the semiconductor manufacturing industry. We manufacture a broad range of photomasks based on customer-supplied design data. We also manufacture photoblanks and pellicles, the principal components of photomasks, primarily for internal consumption. We operate globally with established manufacturing facilities in North America, Europe and Asia.

    Prior to our initial public offering on June 13, 1996, we were a wholly owned subsidiary of DuPont. Therefore, our historical results prior to such date are not necessarily indicative of the results that would have been achieved if we had been independent. Results for interim periods are not necessarily indicative of results for the full year.

    The demand for photomasks is driven primarily by semiconductor design activity. A number of recent trends have fueled growth in design activity, including:

    - Increasing customization of semiconductor designs;

    - Growing complexity of semiconductor devices;

    - Decreasing feature size of semiconductor designs; and

    - The proliferation of semiconductor applications.

These trends have increased the importance of photomask technology in the semiconductor manufacturing process. Primarily as a result of these trends, our annual sales increased an average of 19.2% from 1994 to 1998.

    Due to a downturn in the semiconductor industry and corresponding photomask industry over-capacity, our sales decreased 9.7% from $136.1 million in the six months ended December 31, 1997 to $122.9 million in the six months ended December 31, 1998. Competitive pricing pressure and decreased unit volume were the primary contributors to the overall decrease in sales during this period.

    Photomask manufacturing operations are capital intensive. Accordingly, at a given threshold of manufacturing capacity, a high proportion of our operating costs are fixed and remain relatively constant as sales volume increases or decreases. To the extent that we have under-utilized production capacity, operating profit increases or decreases significantly as sales volume increases or decreases. In the early 1990's, we had excess capacity. As sales increased through 1997, costs associated with manufacturing remained relatively unchanged and our operating margin over the period increased. In 1998, our operating costs on an absolute basis increased more than our sales. As a result, our operating margin declined. In 1999, we anticipate that our operating costs will continue to increase as we add capacity to position ourself for future growth. If our sales growth does not keep pace with increases in operating costs, our operating margin will decline further.

RESULTS OF OPERATIONS

    The following table sets forth selected financial information expressed as a percentage of sales for the periods indicated.

                                                                                              SIX MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,            DECEMBER 31,
                                                           -------------------------------  --------------------
                                                             1996       1997       1998       1997       1998
                                                           ---------  ---------  ---------  ---------  ---------
Sales....................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.......................................       66.6       62.6       66.0       65.4       72.0
Selling, general and administrative expense..............       11.8       12.1       10.9       11.4       12.9
Research and development expense.........................        4.3        4.7        4.7        4.7        6.3
                                                           ---------  ---------  ---------  ---------  ---------
Operating profit.........................................       17.3       20.6       18.4       18.5        8.8
Other (income) expense...................................        3.7       (0.5)                 (0.3)       1.2
                                                           ---------  ---------  ---------  ---------  ---------
Income before income taxes, minority interest and
  extraordinary item.....................................       13.6       21.1       18.4       18.8        7.6
Provision for income taxes...............................        1.3        7.4        6.3        6.5        2.4
                                                           ---------  ---------  ---------  ---------  ---------
Income before minority interest and extraordinary item...       12.3       13.7       12.1       12.3        5.2
Minority interest in loss of joint venture...............       (0.3)      (0.4)      (0.2)      (0.5)
                                                           ---------  ---------  ---------  ---------  ---------
Income before extraordinary item.........................       12.6       14.1       12.3       12.8        5.2
Extraordinary item.......................................                  (8.5)
                                                           ---------  ---------  ---------  ---------  ---------
Net income...............................................       12.6%      22.6%      12.3%      12.8%       5.2%
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

    SIX MONTHS ENDED DECEMBER 31, 1998 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 1997

    SALES. Sales are comprised primarily of photomask sales to semiconductor manufacturers. Sales decreased 9.7% from $136.1 million in the six months ended December 31, 1997 to $122.9 million in the six months ended December 31, 1998. From the six months ended December 31, 1997 to the six months ended December 31, 1998, sales decreased in North America from $76.5 million to $71.1 million, sales decreased in Europe from $31.3 million to $26.1 million and sales decreased in Asia from $28.3 million to $25.7 million. Competitive pricing pressure and decreased unit volume were the primary contributors to the overall decrease in sales during this period. Average selling price decreases accounted for approximately 80% of the revenue decrease in the six months ended December 31, 1998. The balance of the revenue decrease came from decreased unit volume. However, we continue to experience an increase in demand for advanced photomasks. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths.

    COST OF GOODS SOLD. Cost of goods sold consists of material, labor, depreciation and overhead. Cost of goods sold decreased from $89.0 million in the six months ended December 31, 1997 to $88.5 million in the six months ended December 31, 1998. The decrease resulted primarily from lower costs associated with decreased sales and ongoing cost containment initiatives offset in part by higher costs associated with increased manufacturing capacity. As a percentage of sales, cost of goods sold increased from 65.4% in the six months ended December 31, 1997 to 72.0% in the six months ended December 31, 1998. The percentage of sales increase was primarily due to margin compression as a result of competitive pricing pressures, the strength of the U.S. Dollar, costs related to new facilities and costs related to continued capacity expansions at existing facilities. As we add capacity to position ourself for future growth, we will incur additional costs related to new facilities and costs related to capacity expansions at existing facilities.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense includes salaries of sales personnel, marketing expense, general and administrative expense and product distribution expense. Since January 1, 1996, selling, general and administrative expense includes fees incurred by us under administrative service agreements with DuPont and certain DuPont subsidiaries. Selling, general and administrative expense as a percentage of sales increased from 11.4% in the six months ended December 31, 1997 to 12.9% in the six months ended December 31, 1998. The increase as a percentage of sales was primarily the result of lower sales. Selling, general and administrative expense increased 1.7% from $15.6 million in the six months ended December 31, 1997 to $15.9 million in the six months ended December 31, 1998. We anticipate that selling, general and administrative expense will increase in the future.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense consists primarily of employee costs, cost of material consumed, depreciation, engineering related costs and our share of costs of the DPI Reticle Technology Center. Research and development expense increased from $6.3 million in the six months ended December 31, 1997 to $7.7 million in the six months ended December 31, 1998. The increase was due primarily to increased focus on research and development at our facility in Ichon and our joint venture participation with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, which was formed to develop advanced photomask technology and fabricate leading-edge photomasks. We believe that, through our participation in the DPI Reticle Technology Center, we will be able to help meet the future technology needs of the semiconductor industry for advanced photomasks. There can be no assurance that the DPI Reticle Technology Center will yield results favorable to us. We anticipate that research and development expense will continue to increase in absolute dollars in the future reflecting our strategy of advancing our technological leadership. However, there can be no assurance that such expenditures will enable us to develop new technologies or to maintain our technological leadership.

    OTHER (INCOME) EXPENSE. Other (income) expense was ($0.4 million) in the six months ended December 31, 1997 and $1.5 million in the six months ended December 31, 1998. The increase relates primarily to increased interest expense as a result of borrowings drawn on our credit agreement as discussed below.

    PROVISION FOR INCOME TAXES. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 34% for the six months ended December 31, 1997 and was 31% for the six months ended December 31, 1998. Our operations in Korea are subject to a government granted tax exemption. We will continue to enjoy the full benefits of the tax exemption in Korea until 2001 and a partial benefit thereafter until the tax exemption terminates in 2003.

    MINORITY INTEREST IN LOSS OF JOINT VENTURE. The minority interest impact of our joint venture manufacturing facility in China was ($0.7 million) in the six months ended December 31, 1997. Minority interest reflects the partner's share of losses from the joint venture.

    YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

    SALES. Sales increased 4.0% from $261.2 million in 1997 to $271.6 million in 1998. Sales in North America and Europe increased from $145.6 million and $63.0 million in 1997 to $152.2 million and $67.0 million in 1998. Sales in Asia decreased from $52.6 million in 1997 to $52.4 million in 1998. A continued increase in the demand for advanced photomasks, which have higher average selling prices, was a primary contributor to the overall increase in sales during these periods. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths. Product mix-related average selling price increases contributed approximately one-half of the revenue growth in 1998. The balance of the revenue growth came from increased unit volume. The strength of the U.S. Dollar against the Korean Won, and to a lesser extent, the German Mark and French Franc, adversely impacted sales by approximately $15 million in 1998 and thus adversely impacted sales growth in 1998 as compared to the previous year.

    COST OF GOODS SOLD. Cost of goods sold increased 9.8% from $163.3 million in 1997 to $179.4 million in 1998 resulting primarily from higher costs associated with increased sales, costs related to new facilities and costs related to continued capacity expansions at existing facilities. As a percentage of sales, cost of goods sold increased from 62.6% in 1997 to 66.0% in 1998. The percentage of sales increase was primarily due to margin compression as a result of the strength of the U.S. Dollar, costs related to new facilities and costs related to continued capacity expansions at existing facilities.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense as a percentage of sales decreased from 12.1% in 1997 to 10.9% in 1998. Selling, general and administrative expense decreased 6.6% from $31.6 million in 1997 to $29.5 million in 1998 as a result of reductions in discretionary spending including reduced incentive compensation expense.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased from $12.4 million in 1997 to $12.7 million in 1998. The increase was due primarily to expenses arising from our joint venture participation in the DPI Reticle Technology Center.

    OTHER (INCOME) EXPENSE. Interest income was $2.1 million in 1997 and $0.1 million in 1998. Interest income results from short-term investment of our cash balances. Exchange loss consists of net gains and losses resulting from the remeasurement of our accounts denominated in non-U.S. currencies into U.S. Dollars, which is our functional currency. Exchange loss was $0.8 million in 1997 compared to $0.2 million in 1998 primarily due to fluctuations of the U.S. Dollar against the Korean Won, German Mark and French Franc. Exchange loss is net of the impact of hedging activities designed to reduce exchange rate exposure.

    PROVISION FOR INCOME TAXES. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 35% in 1997 and was 34% in 1998.

    MINORITY INTEREST IN LOSS OF JOINT VENTURE. The minority interest impact of our joint venture manufacturing facility in China was ($0.9 million) in 1997 compared to ($0.7 million) in 1998, reflecting the partner's share of losses from the joint venture.

    YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

    SALES. Sales increased 22.4% from $213.4 million in 1996 to $261.2 million in 1997. Sales in North America, Europe and Asia increased from $121.6 million, $52.9 million and $38.9 million in 1996 to $145.6 million, $63.0 million and $52.6 million in 1997. The increase was attributable to a continued increase in the demand for advanced photomasks. The increase in sales during this period also reflects an overall increase in demand for photomasks.

    COST OF GOODS SOLD. Cost of goods sold increased 14.9% from $142.2 million in 1996 to $163.3 million in 1997 resulting primarily from higher costs associated with increased sales. As a percentage of sales, cost of goods sold decreased from 66.6% in 1996 to 62.6% in 1997. The decrease was primarily due to continued improvements in capacity utilization including increased use of internally sourced photoblanks and pellicles.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Prior to January 1, 1996, general and administrative expense principally included allocated costs for services provided by centralized DuPont organizations. These allocated costs are not necessarily indicative of the costs that would have been incurred if we had been independent. Selling, general and administrative expense as a percentage of sales increased from 11.8% in 1996 to 12.1% in 1997. Selling, general and administrative expense increased 25.6% from $25.2 million in 1996 to $31.6 million in 1997. The increases were due largely to increases in selling expenses corresponding to increased sales and increases in incentive compensation expenses corresponding to increases in earnings.

    RESEARCH AND DEVELOPMENT EXPENSE. Our allocated share of DuPont's central research and development was $1.1 million in 1996. Such allocations terminated December 31, 1995. Research and development expense, excluding DuPont allocations, increased from $8.1 million in 1996 to $12.4 million in 1997. As a percentage of sales, research and development expense increased slightly compared to the prior year. These increases primarily reflect our joint venture participation in the DPI Reticle Technology Center.

    OTHER (INCOME) EXPENSE. Interest expense was $7.1 million in 1996 and interest income was $2.1 million in 1997. The primary source of interest expense in 1996 was our master note arrangements with DuPont. On June 28, 1996, DuPont contributed the $90.5 million balance outstanding on the master notes to us as a capital contribution. Interest income results from short-term investment of our cash balances. Exchange loss was $0.9 million in 1996 and $0.8 million in 1997. The loss is primarily due to fluctuations of the U.S. Dollar against the German Mark, French Franc and Korean Won.

    PROVISION FOR INCOME TAXES. Prior to our initial public offering, tax expense was determined and allocated to us by applying the separate taxpayer approach outlined in FAS 109. Under this approach, we had net operating loss carry forwards in the U.S. and Europe, some of which became fully utilized during 1996. In actuality, our results prior to the initial public offering were included in consolidated tax returns filed by DuPont and the tax benefit of prior year losses was realized by DuPont. Since the initial public offering, tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate.

    MINORITY INTEREST IN LOSS OF JOINT VENTURE. The minority interest impact of our joint venture in China was ($0.7 million) in 1996 compared to ($0.9 million) in 1997, reflecting increased pre-operating losses from, and partner funding of, the joint venture.

    EXTRAORDINARY ITEM. In January 1997, we sold our entire investment in Etec Systems common stock. Aggregate net proceeds from the sale of $39.2 million were used in operations. We realized a $34.2 million gain on the sale. The related provision for income taxes was $12.0 million.

LIQUIDITY AND CAPITAL RESOURCES

    Our working capital was $33.1 million at June 30, 1998 and $39.9 million at December 31, 1998. The increase in working capital is due principally to higher cash resulting from United Microelectronics Corporation funding of our joint venture in Taiwan and lower accounts payable as offset by higher other accrued liabilities resulting from our acquisition of Hewlett-Packard's photomask manufacturing organization. Cash and cash equivalents were $19.7 million at June 30, 1998 and $38.9 million at December 31, 1998. Cash provided by operating activities decreased from $46.4 million in the six months ended December 31, 1997 to $19.1 million in the six months ended December 31, 1998 primarily due to lower net income.

    Cash used in investing activities, including capital expenditures and payment for acquisitions, was $68.4 million in the six months ended December 31, 1997 and $53.0 million in the six months ended December 31, 1998. Management expects capital expenditures for the remainder of fiscal 1999 will be approximately $60 million to $70 million. Capital expenditures have been and will be used primarily to expand our manufacturing capacity and advance our technical capability. We may in the future pursue additional acquisitions of businesses, products and technologies, or enter into other joint venture arrangements that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital depending on the amount, timing and nature of the consideration to be paid.

    Cash provided by financing activities was $0.9 million in the six months ended December 31, 1997 and $55.1 million in the six months ended December 31, 1998 and, for the six months ended December 31, 1998, primarily reflects net borrowings on our credit agreement. Pursuant to our credit agreement with

DuPont, DuPont originally agreed to provide a credit facility in an aggregate amount of $100.0 million. The existing credit facility expires in 2001 and any loans thereunder will bear interest at LIBOR plus 0.25% per annum. At our option, advances under the existing credit facility are convertible into term loans with maturities up to seven years. We have borrowed a maximum of approximately $69 million under the existing credit facility and currently borrowings of approximately $64 million are outstanding under the facility. We have amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100.0 million. The new credit facility has a term of three years and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. The amended credit agreement contains, among other things, covenants restricting our ability to incur additional debt.

    Our ongoing cash requirements will be for capital expenditures, acquisitions, research and development and working capital. We have established a joint venture with United Microelectronics Corporation to produce photomasks in Taiwan; announced plans to build a new photomask production facility in Singapore; begun construction on, and subsequently delayed completion of, a new photomask production facility in Gresham, Oregon; and entered into an agreement with Etec Systems to upgrade our existing MEBES-Registered Trademark-electron-beam pattern generation tools. These plans reflect a significant capital investment over the next five years. Management believes that cash provided by operations and the credit agreement will be sufficient to meet our cash requirements for at least the next 12 months. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. There can be no assurance that we will be able to obtain the additional financing required to fund these capital investments on reasonable terms, or at all.

    Furthermore, there can be no assurance that alternative sources of financing will be available upon expiration of the DuPont credit facilities or that alternative sources of funding will be available if our borrowing requirements exceed the facilities. In addition, there can be no assurance that, even if funding is available, the terms thereof will be attractive.

OTHER MATTERS

    CHANGING ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued FAS 130 and FAS 131. Neither FAS is expected to have a material impact on our results. In June 1998, the Financial Accounting Standards Board issued FAS 133 which is also not expected to have a material impact on our results.

    FOREIGN CURRENCY EXPOSURE. Non-U.S. operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, fluctuation in the relative value of currencies and restrictive governmental actions. Changes in the relative value of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. Dollars, our functional currency. Exchange gains or losses are included in income in the period in which they occur. We monitor our exchange rate exposure and attempt to reduce such exposure by hedging. We have entered into Korean Won, French Franc and Japanese Yen forward contracts designed to reduce such exposure. There can be no assurance that such forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. There can be no assurance that such risks will not have a material adverse impact on our liquidity and results of operations in the future.

    YEAR 2000 ISSUES. Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies in a wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change. Significant uncertainty exists concerning the scope and magnitude of problems associated with the century change.

    We recognize the need to ensure our operations will not be adversely impacted by Year 2000 software failures and have established a project team to address Year 2000 risks. The project team has coordinated the identification of and is coordinating the implementation of changes to computer hardware and software applications that will attempt to ensure availability and integrity of our information systems and the reliability of our operational systems and manufacturing processes. We have also assessed the potential overall impact of the impending century change on our business, results of operations and financial position.

    We have reviewed our information and operational systems and manufacturing processes in order to identify those products, services or systems that are not Year 2000 compliant. As a result of this review, we have determined that we will be required to modify or replace certain information and operational systems so they will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with our overall systems initiatives. As of February 1, 1999, we have spent approximately $0.7 million of the currently estimated $2.0 million total cost of the Year 2000 compliance program. Costs incurred and expected to be incurred consist of the costs of programmers, including third-party consultants, utilized to write software patches and to update applications and operating systems. Funds for the Year 2000 compliance program are expected to be provided from available working capital. Our Year 2000 project is on schedule to be completed during 1999. Based on available information, we do not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. Accordingly, we have not adopted any formal contingency plan in the event our Year 2000 project is not promptly completed. These costs and the timing in which our plans to complete our Year 2000 modification and testing processes are based on management's best estimates. However, there can be no assurance that we will sufficiently identify and remediate all significant Year 2000 problems, that remediation efforts will not involve significant time and expense, or that such problems will not have a material adverse effect on our business, results of operations or financial position.

    We also face risk to the extent that suppliers of products, services and systems purchased by us and others with whom we transact business on a worldwide basis do not comply with Year 2000 requirements. We have initiated formal communications with significant suppliers and customers to determine the extent to which we are vulnerable to failures by these third parties to remediate their own Year 2000 issues. Areas being addressed include major third-party suppliers as well as full reviews of our manufacturing equipment, telephone and voice mail systems, security systems and other office support systems. Most of our equipment suppliers are providing patches which will be tested and installed by the end of fiscal 1999. In the event these third parties cannot promptly provide us with products, services or systems that meet the Year 2000 requirements, or in the event Year 2000 issues prevent such third parties from timely delivery of products or services required by us, our results of operations could be materially adversely affected. To the extent Year 2000 issues cause significant delays in, or cancellation of, decisions to purchase our products or services, our business, results of operations and financial position would be materially adversely affected.

                                    BUSINESS

OVERVIEW

    Based on worldwide sales, we are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Hewlett-Packard, Hyundai, LG Semicon, Lucent Technologies, Micron Technology, Motorola, National Semiconductor, Philips, Samsung and STMicroelectronics. We operate globally from eleven manufacturing facilities in North America, Europe and Asia, including two joint ventures facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture facility dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

INDUSTRY BACKGROUND

    The demand for photomasks is driven largely by increases in the number of semiconductor designs and the complexity of integrated circuits. Integrated circuit designs consist of a series of separate patterns, each of which must be imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. As a result, photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. In addition, advanced photomask technologies such as phase shift masks and optical proximity correction masks can extend the optical resolution of existing photolithography equipment, thereby delaying the otherwise significant investment required for new semiconductor manufacturing equipment. Growth in the photomask market has not always correlated with increases in semiconductor sales. According to industry sources, the total worldwide market for photomasks has grown from approximately $1.3 billion in 1995 to approximately $2.0 billion in 1997. We estimate that the photomask market in North America, Europe and non-Japan Asia represented approximately 50% of the worldwide market over the last five years.

    Historically, photomasks were generally designed and manufactured internally by semiconductor manufacturers in captive production facilities. Since the mid-1980s, however, the market for merchant photomask manufacturers like us has grown substantially. We estimate that during 1997 merchant photomask sales in North America, Europe and non-Japan Asia were approximately $700 million. As a result of a number of factors, including the increasing complexity and pace of technological change in the photomask industry, the emergence of reliable merchant photomask manufacturers and a trend by semiconductor manufacturers to focus capital resources on their core business, a number of semiconductor manufacturers have divested their captive photomask operations and chosen to rely on merchant photomask manufacturers for their photomask needs. Other semiconductor manufacturers who have retained captive photomask operations have increasingly turned to merchant manufacturers to produce more technically advanced photomasks rather than invest in new capital equipment. Finally, the increasing capital requirements and competitive pressures in the photomask market have contributed to a significant consolidation among merchant photomask manufacturers.

    As the share of the photomask market served by merchant manufacturers has increased, semiconductor manufacturers have become increasingly reliant on global manufacturers that can reliably deliver advanced photomasks. Consequently, many semiconductor manufacturers have developed strategic relationships with leading merchant photomask manufacturers in order to maintain a consistent source of high quality photomasks.

    We believe the demand for photomasks and the photomask industry's importance in the semiconductor manufacturing process are increasing due to the following trends:

    - CUSTOMIZATION OF SEMICONDUCTOR DESIGNS. Growing demand for customized semiconductors generates increased demand for photomasks as each new type of semiconductor device requires additional new and often more advanced photomasks. Examples of this customization include application specific integrated circuits, application specific standard products, system-on-a-chip and a growing variety of memory products.

    - INCREASING DEVICE COMPLEXITY. Efforts to improve the performance and functionality of semiconductor devices have resulted in more complex devices. Complex devices require additional layers of patterns, and additional photomasks on which the patterns are imaged, in order to be manufactured. For example, the number of photomasks typically required for the manufacture of microprocessors in 1991 was 14 as compared to 25 photomasks now required for the most advanced generation of microprocessors.

    - DECREASING SIZE OF SEMICONDUCTOR DESIGNS. The ability to produce smaller and more powerful semiconductor chips at lower costs drives the semiconductor industry's growth. As semiconductor line widths become as small and smaller than the wavelength of the illumination sources in optical lithography, the semiconductor manufacturing process becomes increasingly dependent upon high precision photomasks to deliver process results to more demanding specifications and tolerances. Future generations of wafer lithography equipment are expected to increase the need for high precision photomasks, thereby further increasing demand for advanced photomasks with tighter specifications. Development of increasingly small design features is likely to generate increased demand for advanced photomasks that can accurately and reliably replicate intricate design features.

    - PROLIFERATION OF SEMICONDUCTOR APPLICATIONS. Semiconductor devices of all types are continuing to proliferate into products, including cellular telephones, pagers, automobiles, medical products, household appliances and other consumer electronic products. In addition, the demand for semiconductor devices by traditional markets such as personal computers is growing significantly as semiconductor content in electronic systems increases and as personal computers expand further into homes and other new market segments. We believe that the proliferation of semiconductor applications will lead to an increase in semiconductor design activity and resulting demand for photomasks.

    We believe that all of these trends in the semiconductor industry are increasing the demand for photomasks and driving the need for the continuing development of advanced photomasks.

OUR STRATEGY

    Our objective is to be the world's premier global supplier of photomasks, by providing the finest service and most advanced technology to our customers, by implementing the following strategies:

    - ADVANCE OUR TECHNOLOGICAL LEADERSHIP. We intend to continue to invest in research and development and advanced equipment to enhance our technological leadership position. We believe this strategy is essential to continuing to develop and deliver leading-edge photomasks, which are required to meet the demands of the leading global semiconductor manufacturers. We also believe that by providing leading-edge photomasks we can position ourselves as the preferred provider of photomasks to our customers. For example, we are partners with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, a unique facility dedicated solely to developing advanced photomask technology and fabrication processes for leading-edge photomasks. Generally, we can use the technological advancements developed by the DPI Reticle Technology Center to develop and manufacture photomasks and related products in our manufacturing facilities.

    - EXPAND OUR STRATEGIC RELATIONSHIPS WITH CUSTOMERS. A key component of our ongoing strategy is to continue to develop and expand our strategic relationships with the world's leading semiconductor manufacturers. We believe our joint development relationships, including our alliance with Hyundai to jointly develop leading-edge photomasks and our participation in the DPI Reticle Technology Center, will enable us to share the risks and benefits of developing the next generation of photomasks. In addition, we believe these relationships will help to solidify our position as, or provide us the opportunity to become, the primary supplier of advanced photomasks and key enabling technologies to our customers.

    - CAPITALIZE ON OUR ESTABLISHED GLOBAL MANUFACTURING AND CUSTOMER SERVICE SUPPORT NETWORK. Since 1991, we have operated globally with integrated manufacturing facilities in North America, Europe and Asia. Our facilities are strategically located close to our customers, many of whom have multiple facilities located throughout the world and prefer global suppliers to serve their photomasks needs. In addition, our facilities are linked by a global data transmission network that integrates the manufacturing and delivery capabilities of these facilities, enabling efficient resource allocation and information sharing. We believe the ability to consistently deliver high quality products and superior customer service, on a timely basis, to each customer's various facilities around the world provides us with a competitive advantage.

    - LEVERAGE STRATEGIC RELATIONSHIPS WITH KEY SUPPLIERS. We utilize internal skills and capabilities to develop advanced photoblanks, a critical component of photomasks, and to identify suppliers of products and materials critical to improving photomask technology. For example, we have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with design rules of 0.18 micron and smaller. We also believe that our strategic relationships with leading equipment suppliers help ensure our ability to provide our customers with early access to the most advanced photomasks. As an example, we have an exclusive lead-time agreement with Etec Systems to significantly upgrade the capability and capacity of our MEBES-Registered Trademark- electron-beam pattern generation tools, which is expected to significantly expand our leading-edge photomask capability. As a result of all of the foregoing measures, we believe we can rapidly deliver to our customers the latest advances in photomask technologies.

OUR PRODUCTS AND TECHNOLOGY

    PHOTOMASKS

    Photomasks are high-purity quartz or glass plates containing precise, microscopic images of integrated circuits that are used as masters -- similar to negatives in a photographic process -- to optically transfer the image of circuit patterns onto semiconductor wafers during the fabrication process. In producing a semiconductor, a photomask is usually placed in a photolithography tool, called a stepper, to make numerous reproductions of the pattern image on semiconductor wafers. This reproduction is typically accomplished by passing light through the photomask onto a photoresist that has been spin-coated onto the surface of the semiconductor wafer. The areas of the photoresist that have been exposed to light are then dissolved by chemical developers and subjected to further processing, such as etching, ion implantation and metal deposition. Successive steps of lithography, deposition and processing gradually create the multiple layers of conducting, semiconducting and insulating patterns that make up the millions of transistors found in a modern semiconductor device.

    We manufacture photomasks in accordance with semiconductor design and specification data provided on a confidential basis by our customers. The final design of each integrated circuit results in a set of precise individual circuit patterns to be imaged onto a series of separate photomasks of typically 10 to 25 separate masks. The complete set of patterned photomasks is required to manufacture the customer's integrated circuit design. Upon receipt of a customer's circuit design, we convert the design to pattern data, which controls an electron beam or laser beam that exposes the circuit pattern onto a thin layer of photosensitive polymer, called a photoresist, covering the opaque chrome layer of the photoblank.

The exposed areas are dissolved by chemical developers and the thin chrome layer of the photoblank is etched to replicate the customer design pattern on the photomask. Subsequently, the photomask is inspected for defects, its critical dimensions are confirmed and any defects are repaired. Pellicles are then mounted onto the masks and the masks are delivered to the customer.

    We manufacture a broad range of photomasks for varying customer applications, including applications requiring the use of leading-edge photomasks. We manufacture these products using multiple production techniques, including electron beam and laser beam exposure as well as lower cost optical exposure techniques.

    We have developed advanced photomask products for customers using leading-edge lithography technologies in three categories:

    - ADVANCED BINARY MASKS. Advanced binary photomasks are high quality photomasks manufactured with tight tolerances which permit our customers to use a variety of lithography technologies.

    - PHASE SHIFT MASKS. Phase shift masks alter the phase of the light passing through the photomask, permitting improved depth of focus and resolution on the wafer, and have additional unique characteristics.

    - OPTICAL PROXIMITY CORRECTION MASKS. Optical proximity correction masks contain submicron features that help minimize optical distortions on the wafer and therefore permit improved image fidelity, and also typically require extremely tight specifications.

    The demand for these products has grown during the past two years as customers search for more cost-effective, less capital-intensive methods for improving current semiconductor fabrication yields and shrinking feature sizes. All three of these product categories provide opportunities for semiconductor manufacturers to produce more advanced products with existing lithography equipment. Therefore, we expect these advanced photomasks to enable semiconductor manufacturers to delay significant capital investment in new generation steppers.

    PHOTOBLANKS AND PELLICLES

    Photomasks are manufactured from photoblanks, which are highly polished quartz or glass plates coated with ultra-thin layers of chrome and photoresist. The photomask is protected from particle contamination by an ultra-thin, frame-mounted transparent film called a pellicle. The pellicle, when mounted on the photomask, creates a sealed, contamination-free environment for the photomask pattern. We manufacture both photoblanks and pellicles and we believe that our knowledge of materials used in the production photoblanks and pellicles gives us a competitive advantage in managing the supply, quality and cost of our principal component materials.

    The production of photoblanks requires ultra-pure chrome deposition on highly polished and extremely flat quartz or glass substrates. The quality and properties of photoblanks strongly affect the yield and quality of photomasks. We purchase virgin quartz substrates from a limited number of suppliers. In addition, we recycle quartz substrates which have been repolished in order to reduce cost and dependence on external suppliers. We manufacture approximately 60% of our requirement for photoblanks and purchase the remainder from Hoya Corporation. We have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with 0.18 micron design rules and smaller. We believe that this alliance, coupled with our internally developed knowledge of photoblank technology, enhances our ability to develop and deliver advanced photomasks.

    Pellicles are produced from nitrocellulose or other polymer solutions that we prepare or purchase. The ultra-thin film is typically precision-coated with an anti-reflective layer to improve optical performance characteristics. We have introduced proprietary pellicle films that are specifically designed to withstand the powerful radiation found in the emerging generation of advanced steppers. We hold several patents covering various aspects of pellicle technology and from time to time may have various patents pending.

Historically, we purchase approximately 20% to 30% of the pellicles we use to manufacture photomasks from third-party suppliers.

GLOBAL MANUFACTURING AND OPERATIONS

    Since 1991, we have operated globally with established manufacturing facilities in North America, Europe and Asia. Approximately 56%, 25% and 19% of our sales in fiscal 1998 were in the U.S., Europe and Asia. In North America, we operate photomask manufacturing facilities in Round Rock, Texas, Santa Clara, California, and Kokomo, Indiana. Additionally, we began construction on a new photomask manufacturing facility in Gresham, Oregon, which we subsequently and indefinitely delayed. If additional capacity were to be needed, we could complete the Gresham facility within approximately six months. In Europe, our manufacturing facilities are located in Rousset, France, Hamburg, Germany and Hamilton, Scotland. In Asia, we operate a manufacturing facility in Ichon, Korea, operate a joint venture facility in Shanghai, China, have plans to build a new photomask production facility in Singapore and have a joint venture to produce photomasks in Taiwan with United Microelectronics Corporation. We serve semiconductor manufacturers in Japan through our support office in Tokyo, Japan and our manufacturing facility in Ichon, Korea.

    We believe that our global presence is important for meeting the supply needs of multi-national customers on a timely basis. Close proximity to customers is important because of rapid delivery requirements and the need for frequent personal interactions. As a result, each manufacturing facility primarily supplies local semiconductor manufacturers. Moreover, each of our manufacturing facilities is connected by a global data transmission network, which allows these facilities to transfer confidential customer design data and manufacturing instructions rapidly and coordinate manufacturing responsibility with our other facilities. By being able to transfer information throughout the world with this network, we can optimize resource allocation, thereby lowering production costs while providing effective customer service on a local level.

    Each of our wholly owned manufacturing sites is ISO 9002 qualified. We manufacture photomasks in clean rooms designed to provide a contamination-free, temperature and humidity controlled environment. These clean rooms are similar to those used in the manufacture of semiconductors. Our historical emphasis on product research and development has carried over to process technology and has resulted in the development of production facilities equipped with state-of-the-art manufacturing equipment.

OUR CUSTOMERS

    We are a principal photomask supplier to many of the leading global semiconductor manufacturers. Essentially all of our sales are to customers in the semiconductor manufacturing industry. Our largest customers include the following:

Advanced Micro Devices         LSI Logic                      Samsung
AMI                            Lucent Technologies            Silicon Valley Group
Atmel                          Maxim                          STMicroelectonics
Hewlett-Packard                Micron Technology              Texas Instruments
Hexfet                         Motorola                       United Microelectronics
                                                                Corporation
Hyundai                        National Semiconductor         VLSI Technology
LG Semicon                     Philips

    In fiscal 1998, our two largest customers, Lucent Technologies and STMicroelectronics, in the aggregate, accounted for approximately 27% of our sales and each individually accounted for over 10% of our sales. Our ten largest customers, in the aggregate, accounted for more than 60% of our sales.

    We have entered into multi-year, non-exclusive supply agreements with some of our customers, including Hewlett-Packard, Hyundai, Lucent Technologies, STMicroelectronics and United Microelectronics Corporation. Each agreement is separately negotiated and therefore specific terms vary.

WORLDWIDE SALES AND SUPPORT

    Because each photomask is unique, we work closely with each customer to define and communicate precisely the specifications required by the customer. We sell and service our products principally through our employees based at our manufacturing sites throughout the world.

    We have established customer service centers inside several of our customers' design centers and wafer fabrication facilities. Employees located at these centers routinely interact with customer engineers to improve the accuracy of the customers' design data and documentation and ensure that the customers' order receives the appropriate priority at the manufacturing facility and that routine problems are resolved promptly. We believe that these centers located in customers' facilities reduce errors and returns and improve on-time delivery, each of which improves customer satisfaction.

OUR COMPETITION

    The photomask industry is highly competitive and most of our customers utilize more than one photomask supplier. Because of our global presence, we compete with various merchant manufacturers in each local geographic region in which we operate. In North America, we compete primarily with Align-Rite and Photronics and, to a lesser extent, with other smaller merchant photomask suppliers. In Europe, we compete with Align-Rite, Compugraphics and Photronics. In Asia, we compete with Dai Nippon Printing, Hoya Corporation, Photronics, P.K. Limited, Taiwan Mask Corporation and Toppan Printing Company. The Japanese market is predominantly served by captive Japanese suppliers and three significant local independent suppliers. We expect that some of our competitors will expand operations in order to better meet the needs of customers and take advantage of new growth opportunities. In addition, captive photomask operations can, and sometimes do, sell into the merchant market.

    We believe that with the increasing importance of leading-edge photomask technology in the semiconductor manufacturing process, the ability to manufacture these advanced photomasks will be an important competitive factor. On-time delivery of defect-free photomasks at competitive prices historically has also been an important competitive factor in our industry. We also believe that our ability to develop the most advanced photomasks provides a more cost-effective alternative to the formation of captive operations, which requires significant capital investments and operating costs to develop the requisite manufacturing expertise.

OUR RESEARCH AND DEVELOPMENT INITIATIVES

    The photomask industry has been and is expected to continue to be characterized by rapid technological change. We have historically made significant investments in research and development in order to improve our technological leadership. In order to maintain our technological leadership, we expect to be required to anticipate, respond to and utilize changing technologies.

    We, along with Advanced Micro Devices, Micron Technology and Motorola, operate the DPI Reticle Technology Center, a joint venture for developing advanced photomask technology and the fabrication of leading-edge photomasks. The DPI Reticle Technology Center is located in a fully equipped, free-standing facility adjacent to our photomask manufacturing facility in Round Rock, Texas. We believe that the collaborative effort underway at the DPI Reticle Technology Center leverages the combined strength and insights of global leaders in memory, microprocessors and advanced logic design and fabrication to accelerate the development of advanced photomasks. The joint venture is scheduled to terminate in June 2000 but can be renewed at the discretion of the members.

    We, independently and through our participation in the DPI Reticle Technology Center, intend to continue to invest in research and development in order to ensure our technological capabilities. We focus our research and development in three areas:

    - The enhancement of existing products by improving manufacturing techniques and technologies;

    - The development of leading-edge photomask products such as phase shift masks, masks with optical proximity correction and advanced specification masks; and

    - The development of advanced materials needed for the manufacture of leading-edge photomasks.

    We are enhancing our existing products through worldwide integrated engineering, capital investment for improved capability and beta testing of leading-edge equipment. Product enhancements in the past led to the development of technology currently used to produce photomasks compatible with 0.25 micron semiconductor lithography. This technology is providing the platform for the development of manufacturing technologies consistent with 0.18 micron semiconductor lithography at high yields and rapid cycle times. We have been a leader in the development of leading-edge photomasks products, such as phase shift, optical proximity and advanced binary masks. Our research and development of photomask component materials is also responding to the technology demands of semiconductor manufacturers through the development of improved materials needed to produce advanced photomasks. Recent examples of such materials developments include low stress chrome blanks, pellicles with contamination-control features and attenuated embedded chrome blanks for phase shift masks.

    We have established a research and development group that consists of trained and experienced personnel. The capabilities of this group have been augmented by its access to DuPont's corporate science and engineering resources. Elements of DuPont's material science expertise and its analytical capabilities are relevant to photomask research and development. We will continue to have access to DuPont's corporate science and engineering through 2000 pursuant to a research, development and consulting agreement with DuPont, which will provide us with a supplement to our core research and development program.

INTELLECTUAL PROPERTY

    We believe that the success of our business depends more on our proprietary technology, information, processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to our manufacturing processes is not patented and may not be patentable. Aspects of our photoblanks and pellicles technologies are, however, protected by a number of patents and patent applications. They include product patents for some types of attenuated, embedded phase shift blanks and deep ultra violet pellicles. While we consider our patents to be valuable assets, we do not believe that our competitive position is dependent on patent protection or that our operations are dependent on any individual patent. Instead, we believe that the success of our business depends primarily on our ability to maintain a lead over our competitors in developing our proprietary technology, information, processes and know-how. Nevertheless, we attempt to protect our intellectual property rights with respect to our products and manufacturing processes through patents and trade secrets when appropriate as part of our ongoing research, development and manufacturing activities. We also rely on non-disclosure agreements with employees and vendors to protect our proprietary processes.

FACILITIES

    We conduct manufacturing operations throughout the world. Each of our wholly owned operations is ISO 9002 qualified. We believe that our facilities are adequate and suitable for their respective uses. The table below presents certain information relating to our manufacturing and support facilities.

                                                   FLOOR SPACE
                                                    IN SQUARE      TYPE OF
                    LOCATION                          FEET        INTEREST          USE
-------------------------------------------------  -----------  -------------  -------------
NORTH AMERICA
  Round Rock, Texas..............................    54,000         Owned       Photomasks
  Kokomo, Indiana................................    42,000         Owned       Photomasks
  Santa Clara, California........................    38,000        Leased       Photomasks
  Gresham, Oregon (delayed completion)...........    70,000         Owned       Photomasks
  Poughkeepsie, New York.........................    23,000         Owned       Photoblanks
  Danbury, Connecticut...........................    55,000         Owned        Pellicles
  Round Rock, Texas..............................    17,000         Owned        Research
  Round Rock, Texas..............................    27,000         Owned      Administration
EUROPE
  Rousset, France................................    24,000        Leased       Photomasks
  Hamburg, Germany...............................    22,000        Leased       Photomasks
  Hamilton, Scotland.............................    15,000         Owned       Photomasks
ASIA
  Ichon, Korea...................................    102,000        Owned       Photomasks
                                                                   Jointly
  Shanghai, China................................    16,000        Leased       Photomasks
  Singapore (planned)............................    50,000         Owned       Photomasks
                                                                   Jointly
  Hsin Chu City, Taiwan..........................     6,000        Leased       Photomasks
  Tokyo, Japan...................................     1,000        Leased         Support

    The research facility in Round Rock is leased to the DPI Reticle Technology Center and contains primarily manufacturing equipment leased by the DPI Reticle Technology Center from a third party. Facilities and property located in Santa Clara and Hamburg are leased under leases that expire in 2001 and 2022, respectively. We also maintain customer service data centers in leased facilities in Mesa, Arizona, Beaverton, Oregon and Dallas, Texas.

    A number of our facilities are in seismically active areas. Although we have obtained business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites could result in a prolonged interruption of our business.

EMPLOYEES

    As of December 31, 1998, we employed approximately 1,500 people worldwide. There are no employees who are represented by a union. Our German subsidiary, however, is subject to German law, which binds it, as a member of a selected industry group, to agreements reached by industry management and employee representatives. We believe we have a good relationship with our employees.

ENVIRONMENTAL MATTERS

    Our operations and our ownership of real property are subject to various environmental laws and regulations that govern, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Compliance with such laws and regulations requires that we incur capital expenditures and operating costs in connection with our ongoing operations. In addition, such laws and regulations may impose liabilities on owners and operators of businesses and real property without regard to fault and such liabilities may be joint and several with other parties. More stringent environmental laws and regulations may be enacted in the future, which may require us to expend additional amounts on environmental compliance or may require modifications in our operations. Although we are unable to predict the extent of our future liability with respect to any environmental matters, we believe, based upon current information, that environmental liabilities will not be material to our financial position or results of operations. DuPont has agreed to indemnify us for any environmental contamination present on our manufacturing sites at June 13, 1996, the date of our initial public offering, or present at any such site due to the generation, use, treatment, storage, release, emission, discharge or disposal of hazardous waste or hazardous materials prior to such date. A potential groundwater contamination issue at our Danbury, Connecticut site is being reviewed under voluntary corrective action by the Environmental Protection Agency. Any such contamination is believed to be historical and therefore any environmental liabilities would be covered by the indemnification agreement with DuPont.

                                   MANAGEMENT

    The following table sets forth the name, age as of December 31, 1998 and position with DuPont Photomasks of each person who is an executive officer or director of DuPont Photomasks.

NAME                            AGE                      POSITION(S)
------------------------------  ---   -------------------------------------------------
J. Michael Hardinger..........  52    Chairman of the Board and Chief Executive Officer

Preston M. Adcox..............  55    President and Chief Operating Officer

Gerard Cognie.................  54    Executive Vice President--European Operations

David S. Gino.................  40    Executive Vice President--Finance and Chief
                                      Financial Officer

John M. Lynn..................  40    Executive Vice President, General Counsel and
                                        Secretary

Kenneth A. Rygler.............  55    Executive Vice President--Worldwide Marketing and
                                        Strategic Planning

Chulwoo Won...................  46    Executive Vice President--Asia Pacific Operations

John L. Doyle.................  67    Director

John W. Himes.................  54    Director

John C. Hodgson...............  55    Director

Gary W. Pankonien.............  48    Director

John C. Sargent...............  60    Director

Marshall C. Turner............  57    Director

Susan A. Vladuchick...........  51    Director

    J. MICHAEL HARDINGER is our Chairman of the Board of Directors and Chief Executive Officer, positions he assumed as a part of the global realignment of DuPont's photomask business. He joined DuPont in 1970 and has served in a number of management positions with DuPont, including Vice President and General Manager of DuPont's Acrylics and Consumer Products Business from 1990 until 1993. He was Vice President--DuPont Corporate Sourcing prior to assuming his position with us. Mr. Hardinger is a member of the Chase Bank of Texas Austin Advisory Board of Directors and a member of the Board of Directors of the Capital of Texas Public Telecommunications Council.

    PRESTON M. ADCOX is our President and Chief Operating Officer. He joined DuPont in 1967 and has held a number of manufacturing and technology management positions. He became a Managing Director in DuPont's semiconductor materials business in 1988 and had global responsibility for DuPont's photomask operations until 1996. He was a member of the Board of Directors of Etec Systems Inc. from 1990 to early 1995. Since 1988, he has served on the Board of Directors of Semi-Sematech, an organization representing U.S. equipment and material suppliers to the semiconductor manufacturing industry.

    GERARD COGNIE is our Executive Vice President--European Operations and the Chairman of the Board of DuPont Photomasks (France) S.A. He joined DuPont in 1968 and from 1988 to 1996 served as the Director of DuPont's European photomask operations and from 1985 to 1996 served as the Director of Electronics for DuPont France.

    DAVID S. GINO is our Executive Vice President--Finance and Chief Financial Officer. Prior to assuming his position with us, he was Chief Financial Officer and Controller of Master Images, Inc., a photomask manufacturer, until it was acquired by DuPont in 1987. He held a number of financial and business management positions with DuPont's semiconductor materials, imaging systems and printing and publishing businesses.

    JOHN M. LYNN is our Executive Vice President and General Counsel. He also serves as Corporate Secretary. He joined DuPont in 1980 as a chemical engineer and then, after a departure for law school, rejoined DuPont as a lawyer in 1985. He held a number of legal advisory positions with DuPont prior to joining us in 1996.

    KENNETH A. RYGLER is our Executive Vice President--Worldwide Marketing and Strategic Planning. He joined DuPont in 1964 and held numerous sales, marketing, planning and business development management positions.

    CHULWOO WON is our Executive Vice President--Asia Pacific Operations. Mr. Won joined DuPont in 1980 and became actively engaged with the photomask business in 1989. He was named vice president of the Asia Pacific region in 1995 until his appointment as one of our executive officers in 1997.

    JOHN L. DOYLE is a private consultant, having retired from the Hewlett-Packard Company in 1991. At the time of his retirement, he was Executive Vice President, Business Development with responsibility for Hewlett-Packard's integrated circuit facilities as well as acquisitions, mergers, planning, corporate purchasing, manufacturing and engineering. He was also a member of the Executive Committee. He is currently a director of Xilinx, Inc. and Analog Devices, Inc. He became one of our directors in April 1996.

    JOHN W. HIMES is Vice President of Corporate Plans, Investor Relations and Financial Communications for DuPont. He joined DuPont in 1966 and has served in a variety of business management positions, including leadership of Dacron polyester, Advanced Composites and Industrial Polymers. Mr. Himes was responsible for Human Resources and later Business Development in Asia for the corporation. He became one of our directors in January 1998.

    JOHN C. HODGSON is the Vice President/General Manager of the Photopolymer and Electronic Materials Strategic Business Unit of DuPont, a position he assumed in 1996. He has been with DuPont for 32 years and has served in a variety of management positions in the X-Ray, Electronics and Diagnostic businesses in the United States and in Geneva, Switzerland. From 1994 until assuming his current position, Mr. Hodgson served as Managing Director/General Manager of the Electronic Materials Strategic Business Unit. He became one of our directors in April 1996.

    GARY W. PANKONIEN is the Chairman and Chief Executive Officer of 1st TECH Molding and a private investor. He serves as a director of Tanisys Technology, a manufacturer of memory modules, 1st TECH Molding and MagRabbit. Mr. Pankonien spent seven years at Compaq Computer Corporation where he served as the Notebook Computer Design and Operations Manager for three years. He co-developed and currently holds the patent for the first notebook computer as well as several other patents. Mr. Pankonien has over 20 years of management experience in the electronics industry and has extensive experience in off-shore operations. He became one of our directors in April 1996.

    JOHN C. SARGENT is a private consultant, having retired from DuPont in 1998. He joined the Treasury Department of Conoco in 1964 and worked in a number of financial management positions with Conoco both in the United States and Europe. He became Vice President and Treasurer of Conoco in 1981 and also in 1981 became Assistant Treasurer and Director of the Treasury Division of DuPont after Conoco was acquired by DuPont. He assumed the position of Vice President and Treasurer of DuPont in 1992. He became one of our directors in December 1995.

    MARSHALL C. TURNER is an independent consultant and technology venture investor. He has been a venture capital principal or operating executive in technology industries for 25 years, and is a former director of ten venture-backed technology companies. From its inception in 1981 through 1998, he was a general partner of Taylor & Turner Associates, Ltd., the general partner of several venture capital partnerships. Mr. Turner is Vice-Chairman of the Board of the Public Broadcasting Service, and serves as a director of the Alliance Technology Fund, three privately-held companies, the George Lucas Educational Foundation and the Smithsonian National Museum of Natural History. He became one of our directors in April 1996.

    SUSAN A. VLADUCHICK is the Director of Operations--U.S. Region and Vice Chair of the Operations Network for DuPont. She joined DuPont in 1969 and has held a variety of management positions in research and development, human resources and manufacturing during the course of her career, including Director of Operations for DuPont Medical Products from 1993 to 1995 and Director of Human Development and Personnel Relations from 1995 to 1997. Ms. Vladuchick currently serves on the College of Engineering & Science Advisory Board for Clemson University and is a past Alumni Trustee for Grove City College. She became one of our directors in January 1996.

                              SELLING STOCKHOLDER

    The following table provides certain information with respect to DuPont and the number of shares of common stock currently owned, offered hereby and to be owned by DuPont after this offering.

                                       BEFORE THE OFFERING                      AFTER THE OFFERING(2)
                                  -----------------------------               --------------------------

                                      SHARES       PERCENT OF      SHARES       SHARES      PERCENT OF
                                   BENEFICIALLY      SHARES         BEING     BENEFICIALLY    SHARES
NAME AND ADDRESS                      OWNED        OUTSTANDING   OFFERED(2)      OWNED      OUTSTANDING
--------------------------------  --------------  -------------  -----------  -----------  -------------
E.I. du Pont de Nemours and
  Company
1007 Market Street
Wilmington, DE 19898............    10,500,000(1)        68.6%    2,000,000    8,500,000          55.6%

------------------------

(1) All of such shares are owned of record by DuPont Chemical and Energy Operations, Inc., a wholly owned subsidiary of DuPont. Messrs. Himes and Hodgson and Ms. Vladuchick, each of whom is one of our directors, share the right to vote such shares.

(2) DuPont has granted to the underwriters an option to purchase up to 300,000 additional shares of common stock to cover over-allotments, if any. If such option is exercised in full, after the offering DuPont will beneficially own 8,200,000 shares of common stock representing 53.6% of the outstanding common stock.

                  TRANSACTIONS AND RELATIONSHIP BETWEEN US AND
                      E.I. DU PONT DE NEMOURS AND COMPANY

    We have entered into a number of agreements with DuPont for the purpose of defining certain past, present and prospective arrangements and transactions between us. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is our intention and the intention of DuPont that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing various mutually beneficial joint arrangements. However, because of the complexity of the various relationships between us and DuPont, including their respective subsidiaries, we cannot assure you that all of these agreements, or the transactions provided for therein, were effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. We are only entitled to the ongoing assistance of DuPont for a limited time.

    Additional or modified arrangements and transactions may be entered into by us, DuPont and our respective subsidiaries in the future. Any such future arrangements and transactions will be determined through negotiation between us and DuPont or our respective subsidiaries, as the case may be. We have adopted a policy that all future agreements between us and DuPont and our subsidiaries will be on terms that we believe are no less favorable to us than the terms we believe would be available from unaffiliated parties. In that regard, we intend to follow the procedures provided by the Delaware General Corporation Law, which includes a vote to affirm any such future agreements by a majority of our directors who are not employees of DuPont, even though such directors may be less than a quorum.

    The following is a summary of certain past, present and prospective arrangements and transactions between us and DuPont.

HISTORICAL TRANSACTIONS AND REALIGNMENT OF PHOTOMASK BUSINESS

    Prior to the realignment described below, DuPont's U.S. photomask operations were conducted by DuPont Photomasks, Inc., a Texas corporation. European photomask operations were conducted by separate, wholly owned subsidiaries of DuPont in their respective countries. Photomask operations in Korea were conducted by DuPont Korea, Ltd., which was 31% owned by DuPont Photomasks, Inc. and 69% owned by DuPont and which also conducted DuPont's other non-photomask business. In connection with the consummation of the initial public offering of our common stock, DuPont realigned its global photomask business, pursuant to which certain transactions were undertaken so that DuPont's foreign photomask operations would reside in our wholly owned subsidiaries.

    DuPont provided significant management functions and services, including cash management, tax administration, accounting, legal, data processing, benefit administration and other support services. We were charged and/or allocated expenses for the years ended June 30, 1995 and 1996 of approximately $13.1 million and $7.3 million. The costs of these services have been directly charged and/or allocated using methods that DuPont management believed were reasonable. Such charges and allocations are not necessarily indicative of the costs we would have incurred to obtain these services had we been a separate entity. We have not made a study or any attempt to obtain estimates from third parties to determine what the cost of obtaining such services from such parties may have been.

    We participated in DuPont's centralized cash management system prior to the realignment. In general, our cash funding requirements were met by, and all cash generated by us was transferred to, DuPont. In the U.S. and France, this was accomplished under the terms of interest-bearing loan arrangements between us and DuPont. We borrowed funds for acquisitions, capital expenditures and working capital from DuPont.

ADMINISTRATIVE SERVICE AGREEMENTS

    Our company and our subsidiaries, on the one hand, and DuPont and certain DuPont subsidiaries, on the other hand, have entered into several transitional administrative service agreements, pursuant to which DuPont will continue to provide various services to us, including tax administration, computer and information systems, telecommunications and workers' compensation administration.

    Each service under the administrative service agreements is provided for a specified time period, ranging from one to two years. However, our company and our subsidiaries may terminate any or all services that we receive under an administrative service agreement at any time upon 45 days' prior written notice. Each administrative service agreement shall terminate on the date upon which DuPont owns less than 50% of our outstanding common stock. We and our subsidiaries are obligated to take all steps necessary to obtain our own administrative and support services prior to the termination of the administrative service agreements.

    Our company and our subsidiaries will be obligated to pay fees established in the administrative service agreements based upon the type and amount of services rendered. In addition, our company and our subsidiaries will reimburse DuPont for any out-of-pocket expenses it incurs in connection with providing the services. We paid DuPont $3.1 million for services provided under the administrative service agreements in fiscal 1998. With the exception of the administrative service agreement entered into by the respective subsidiaries of DuPont and our company in Korea, in the absence of gross negligence or willful or reckless misconduct, DuPont's liability for damages to us for any breach of DuPont's obligations under the administrative service agreements is limited to payments made to DuPont thereunder. With respect to the administrative service agreement covering the operations in Korea, DuPont's subsidiary is not required to provide any guarantee or warranty of any nature and cannot be held liable for any claims, damages or liabilities of any kind resulting from the furnishing of the services thereunder.

RESEARCH, DEVELOPMENT AND CONSULTING AGREEMENT

    We have entered into a research, development and consulting agreement with DuPont whereby DuPont will provide to us supplemental technical assistance and consulting with respect to analytical support and consulting on an as-needed basis and research projects addressing our specific needs. In exchange for the analytical support, we will pay DuPont $100,000 per calendar year. In the event the costs of these services are estimated to exceed $100,000, we can either agree to pay additional projected costs or elect not to have DuPont provide these additional services. Compensation for research project support will be determined at the time each specific project relating thereto is undertaken. The initial term of the research, development and consulting agreement expires on January 1, 2001 and automatically renews for successive one-year terms until terminated by either DuPont or us pursuant to certain procedures set forth in the research, development and consulting agreement.

TAX INDEMNIFICATION AGREEMENT

    We have entered into a tax indemnification agreement with DuPont pursuant to which we will pay DuPont, or DuPont will pay us, as appropriate, amounts in respect of taxes shown as due attributable to our operations for the period ending on the date on which we cease to be a member of the DuPont consolidated group. DuPont will indemnify us and our subsidiaries from liability for certain matters, net of corresponding tax benefits, including any federal, state or local taxes attributable to any affiliated or combined group of which we were a member at any time prior to June 13, 1996 and any federal, state or local income or other tax for any period up to and including June 13, 1996. We will indemnify DuPont and its subsidiaries from liability for certain matters, including any federal, state or local income or other taxes attributable to our operations following June 13, 1996. In connection with the sale of our 31% equity interest in DuPont Korea, Ltd. to DuPont, to the extent there is a loss, any tax benefit attributable to such loss will be for DuPont's benefit at such time as DuPont beneficially owns 50% or less of us.

    The tax indemnification agreement will require payments of claims to be made within 30 days of the date a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to the underpayments of the applicable tax. Any disputes concerning the calculation or basis of determination of any payment provided under the tax indemnification agreement will be resolved by a law firm or an accounting firm selected jointly by the parties.

ENVIRONMENTAL INDEMNIFICATION AGREEMENT

    We have entered into an environmental indemnification agreement with DuPont pursuant to which DuPont will generally indemnify us against substantially all liabilities relating to any environmental contamination present on our manufacturing sites and those of our subsidiaries as of June 13, 1996 or present on any other site as a result of our manufacturing operations and those of our subsidiaries prior to June 13, 1996.

    In the event that the parties cannot determine with reasonable certainty, following good faith negotiations, whether the contamination was caused by activities occurring before or after June 13, 1996, the environmental indemnification agreement provides for a mechanism whereby the liability associated with any such claim is allocated according to the following: DuPont bears 100% of the liability associated with claims filed by us with regard to such contamination prior to June 13, 1996; DuPont's liability for claims filed following June 13, 1996 declines at the rate of 20% per year; and DuPont has no liability for such claims filed following June 13, 2001.

    The environmental indemnification agreement includes procedures for notice and payment of indemnification claims and generally provides that the party bearing the majority of the liability will assume the defense of such claim and will control any negotiation or remediation activities.

CREDIT AGREEMENT

    We have entered into a credit agreement with DuPont pursuant to which DuPont originally agreed to provide a credit facility to us in an aggregate amount of $100 million. The existing credit facility expires in 2001 and any loans thereunder will bear interest at LIBOR plus 0.25% per annum. At our option, advances under the existing credit facility are convertible into term loans with maturities up to seven years. To date, we have borrowed a maximum of $69 million under the existing credit facility and approximately $64 million is currently outstanding. We have amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100.0 million. The new credit facility has a term of three years and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. The amounts loaned under the amended credit agreement are unsecured and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to the indebtedness under the amended credit agreement.

CORPORATE TRADENAME AND TRADEMARK AGREEMENT

    We have entered into a corporate tradename and trademark agreement with DuPont whereby DuPont licenses to us the following:

    - Use of the tradename "DuPont" as part of our corporate name;

    - Use of the tradename "DuPont" as part of the name of our affiliated companies; and

    - Use of the trademark DuPont in Oval as part of our corporate logo.

    DuPont may terminate the corporate tradename and trademark agreement upon two years' prior written notice in the event that DuPont and/or its affiliates cease to hold 20% of our total outstanding common stock and upon 90 days' written notice in the event that:

    - DuPont ceases to be the largest holder of our common stock;

    - We purport to assign or otherwise transfer the corporate tradename and trademark agreement without DuPont's written consent; or

    - We use the tradename "DuPont" other than under the terms of the corporate tradename and trademark agreement.

    In addition, DuPont may terminate the corporate tradename and trademark agreement upon 90 days' written notice for any reason after January 1, 2008. In the corporate tradename and trademark agreement, we grant DuPont the right to inspect and test products manufactured by or for us and intended to be sold bearing the DuPont in Oval logo to determine uniform quality and compliance with quality standards of DuPont and agree to hold DuPont harmless from any and all liabilities arising from the manufacture, sale, transportation, storage or use of products manufactured by or for us bearing the DuPont in Oval logo. Upon termination of the corporate tradename and trademark agreement, we will be obligated to:

    - Change our name so that the tradename "DuPont" is omitted;

    - Cease to use the tradename "DuPont" or any similar tradename as part of our corporate name or in any other manner whatsoever; and

    - Cease to use the DuPont in Oval logo.

REGISTRATION RIGHTS AGREEMENT

    Under a registration rights agreement between DuPont and us, DuPont and its assignees are entitled to certain rights with respect to the registration of shares they hold under the Securities Act of 1933. Subject to limitations, including a minimum registration of over 1,000,000 shares, DuPont and its assignees have the right to require us to register the sale of all or part of the shares they hold under the Securities Act of 1933. Following the offering, DuPont and its assignees will be entitled to request up to an aggregate of four demand registrations. DuPont and its assignees are also entitled to include the shares of common stock they hold in a registered offering of securities by us for their own account, subject to conditions and restrictions. In addition, the registration rights agreement contains certain indemnification provisions by us for the benefit of DuPont and its assignees as well as any potential underwriter and by DuPont and its assignees for the benefit of us and related persons. DuPont and its assignees may transfer its registration rights under the registration rights agreement without our prior approval. The registration rights agreement also provides that while DuPont owns 50% or more of our common stock, we may not grant registration rights to any other person without DuPont's prior consent.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Pursuant to our certificate of incorporation, we are authorized to issue 25,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $.01 per share. As of January 31, 1999, 15,300,525 shares of common stock and no shares of preferred stock were issued and outstanding. All outstanding shares of common stock offered are validly issued, fully paid and nonassessable.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is generally required for all actions to be taken by stockholders. Because holders of common stock do not have cumulative voting rights, holders of a majority of the shares of common stock represented at a meeting in person or by proxy can elect all of the directors. Accordingly, after the offering, DuPont will be able to control the vote on most matters submitted to our stockholders, including the election of directors and approval of extraordinary corporate transactions. In the event of a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights and no redemption, sinking fund or conversion provisions.

    The common stock is listed on the Nasdaq National Market. The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

    Holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

PREFERRED STOCK

    Our certificate of incorporation authorizes our board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such class or series and to fix the designations, voting powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of the shares of any such class or series of the preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the holders of common stock, which could adversely affect the rights of the holders of common stock. We currently have no intention to issue any shares of preferred stock.

CERTAIN DELAWARE GENERAL CORPORATION LAW, CERTIFICATE AND BYLAWS PROVISIONS

    The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by Delaware corporation law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware corporation law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by Delaware corporation law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit. The inclusion of these provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. These provisions do not limit or affect a stockholder's ability to seek and obtain relief under the federal securities laws.

    In addition, our bylaws require us to indemnify any current or former director or officer against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third-party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal third-party proceeding, had no reasonable cause to believe such conduct was unlawful. In addition, we have entered into agreements to indemnify each director to the fullest extent permitted by Delaware corporation law from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of actions taken or not taken while such director or officer was acting in his or her capacity as a director, officer, employee or agent of our company. In addition, we maintain directors' and officers' liability insurance which insures against liabilities that directors and officers may incur in such capacities. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

    Our certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts certain business combinations involving interested stockholders, defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years, or their affiliates. Because of such election, Section 203 will not apply to us.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, NationsBanc Montgomery Securities LLC and Needham & Company, Inc. are acting as representatives have severally agreed to purchase, and DuPont has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:


                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated................................................     772,800
Donaldson, Lufkin & Jenrette Securities Corporation..............................     361,200
Credit Suisse First Boston Corporation...........................................     210,000
NationsBanc Montgomery Securities LLC............................................     168,000
Needham & Company, Inc...........................................................     168,000
ABN Amro Incorporated............................................................      80,000
Sanders Morris Mundy Inc.........................................................      80,000
Southcoast Capital L.L.C.........................................................      80,000
Southwest Securities, Inc........................................................      80,000
                                                                                   ----------
  Total..........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------


    The underwriters are offering the shares of common stock subject to their acceptance of the shares from DuPont and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.19 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.



    DuPont has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of common stock, at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $91,425,000, the total underwriting discounts and commissions would be $4,571,250, and total proceeds to DuPont would be $86,853,750 before deducting offering expenses of approximately $400,000 to be paid by DuPont.


    We, DuPont and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we or they will not, during the period ending 90 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the notes or common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, other than (a) options granted or stock issued upon the exercise of outstanding stock options or otherwise pursuant to our stock option or employee stock purchase plans and (b) this offering.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us and DuPont.

    DuPont and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the common stock will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The financial statements as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

    - Our Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

    - Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998 and December 31, 1998;

    - Our Current Reports on Form 8-K dated November 6, 1998 and February 16, 1999; and

    - The description of the common stock contained in our registration statement on Form 8-A (file no. 0-20839), filed under Section 12(g) of the Securities Exchange Act of 1934.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    DuPont Photomasks, Inc.
    Attention: Investor Relations
    131 Old Settlers Boulevard
    Round Rock, Texas 78664
    Telephone: (512) 310-6559

                            DUPONT PHOTOMASKS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                              ---------
Report of Independent Accountants...........................................................................  F-2
Income Statement for the three years ended June 30, 1998....................................................  F-3
Balance Sheet at June 30, 1997 and 1998.....................................................................  F-4
Statement of Cash Flows for the three years ended June 30, 1998.............................................  F-5
Notes to Financial Statements...............................................................................  F-6
Income Statement for the six months ended December 31, 1997 and 1998 (unaudited)............................  F-19
Balance Sheet at December 31, 1998 (unaudited)..............................................................  F-20
Statement of Cash Flows for the six months ended December 31, 1997 and 1998 (unaudited).....................  F-21
Notes to Financial Statements (unaudited)...................................................................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DuPont Photomasks, Inc.

    In our opinion, the accompanying balance sheet and the related income statement and statement of cash flows present fairly, in all material respects, the financial position of DuPont Photomasks, Inc. and its subsidiaries at June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Austin, Texas
July 27, 1998

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  YEAR ENDED JUNE 30,
                                                                      -------------------------------------------
                                                                          1996           1997           1998
                                                                      -------------  -------------  -------------
Sales...............................................................  $     213,415  $     261,185  $     271,591
Cost of goods sold..................................................        142,200        163,319        179,369
Selling, general and administrative expense.........................         25,167         31,611         29,509
Research and development expense....................................          9,162         12,372         12,714
                                                                      -------------  -------------  -------------
Operating profit....................................................         36,886         53,883         49,999
Other (income) expense..............................................          7,964         (1,284)            27
                                                                      -------------  -------------  -------------
Income before income taxes, minority interest and extraordinary
  item..............................................................         28,922         55,167         49,972
Provision for income taxes..........................................          2,678         19,308         17,127
                                                                      -------------  -------------  -------------
Income before minority interest and extraordinary item..............         26,244         35,859         32,845
Minority interest in loss of joint venture..........................           (660)          (903)          (687)
                                                                      -------------  -------------  -------------
Income before extraordinary item....................................         26,904         36,762         33,532
Extraordinary item..................................................                       (22,242)
                                                                      -------------  -------------  -------------
Net income..........................................................  $      26,904  $      59,004  $      33,532
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Basic earnings per share before extraordinary item..................  $        2.51  $        2.44  $        2.21
Extraordinary item..................................................                         (1.47)
                                                                      -------------  -------------  -------------
Basic earnings per share............................................  $        2.51  $        3.91  $        2.21
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Basic weighted average shares outstanding...........................     10,726,849     15,100,521     15,179,596
Diluted earnings per share before extraordinary item................  $        2.50  $        2.37  $        2.15
Extraordinary item..................................................                         (1.43)
                                                                      -------------  -------------  -------------
Diluted earnings per share..........................................  $        2.50  $        3.80  $        2.15
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Diluted weighted average shares outstanding.........................     10,743,006     15,520,239     15,612,234

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET

                (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
                                            ASSETS

Current assets:
  Cash and cash equivalents.............................................  $  51,351  $  19,688
  Accounts receivable, trade............................................     38,973     47,471
  Accounts receivable, related parties..................................      3,670      3,349
  Inventories...........................................................     15,651     18,236
  Deferred income taxes.................................................      3,351      6,389
  Prepaid expenses and other current assets.............................      8,711      6,574
                                                                          ---------  ---------
    Total current assets................................................    121,707    101,707
Property and equipment..................................................    162,310    244,650
Accounts receivable, related parties....................................      1,746      1,106
Deferred income taxes...................................................      2,386      2,221
Other assets............................................................      3,430      2,295
                                                                          ---------  ---------
    Total assets........................................................  $ 291,579  $ 351,979
                                                                          ---------  ---------
                                                                          ---------  ---------

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade...............................................  $  27,207  $  30,197
  Accounts payable, related parties.....................................      4,889     10,391
  Short-term borrowings.................................................      1,845      2,143
  Income taxes payable..................................................      1,295      1,828
  Other accrued liabilities.............................................     20,389     24,096
                                                                          ---------  ---------
    Total current liabilities...........................................     55,625     68,655
Long-term borrowings....................................................     10,473      7,519
Long-term borrowings, related parties...................................                 9,000
Deferred income taxes...................................................      6,300     12,048
Other liabilities.......................................................      2,597      1,800
Minority interest in net assets of joint venture........................        687
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized; 15,104,568
    and 15,258,722 issued and outstanding...............................        151        152
  Additional paid-in capital............................................    156,742    160,269
  Retained earnings.....................................................     59,004     92,536
                                                                          ---------  ---------
  Total liabilities and stockholders' equity............................  $ 291,579  $ 351,979
                                                                          ---------  ---------
                                                                          ---------  ---------

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                        YEAR ENDED JUNE 30,
                                                                                  --------------------------------
                                                                                    1996       1997        1998
                                                                                  ---------  ---------  ----------
Cash flows from operating activities:
  Net income....................................................................  $  26,904  $  59,004  $   33,532
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation and amortization...............................................     26,882     26,593      31,869
    Other.......................................................................     (2,028)      (494)      1,764
    Gain........................................................................               (34,219)
    Cash provided (used) by changes in assets and liabilities:
      Accounts receivable.......................................................     (7,706)    (6,945)    (10,309)
      Inventories...............................................................     (3,399)    (5,444)     (1,747)
      Prepaid expenses and other current assets.................................     (1,021)    (5,038)      2,641
      Accounts payable..........................................................     (4,190)     2,470      27,336
      Other accrued liabilities.................................................     14,989      5,814       2,828
                                                                                  ---------  ---------  ----------
      Net cash provided by operating activities.................................     50,431     41,741      87,914
                                                                                  ---------  ---------  ----------
Cash flows from investing activities:
  Capital expenditures..........................................................    (24,294)   (51,057)   (100,200)
  Payments for acquisitions.....................................................     (6,000)               (28,344)
  Other.........................................................................        920
  Proceeds from sale of investment..............................................                39,219
                                                                                  ---------  ---------  ----------
    Net cash used in investing activities.......................................    (29,374)   (11,838)   (128,544)
                                                                                  ---------  ---------  ----------
Cash flows from financing activities:
  Increase (decrease) in borrowings.............................................     (1,666)     2,394       8,739
  Net proceeds from issuance of common stock....................................     72,066         61       1,174
  Net cash paid to DuPont.......................................................    (78,908)
                                                                                  ---------  ---------  ----------
  Net cash (used in) provided by financing activities...........................     (8,508)     2,455       9,913
                                                                                  ---------  ---------  ----------
Effect of exchange rate changes on cash.........................................       (782)    (1,186)       (946)
                                                                                  ---------  ---------  ----------
Net increase (decrease) in cash and cash equivalents............................     11,767     31,172     (31,663)
Cash and cash equivalents at beginning of year..................................      8,412     20,179      51,351
                                                                                  ---------  ---------  ----------
Cash and cash equivalents at end of year........................................  $  20,179  $  51,351  $   19,688
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION: The accompanying financial statements include the accounts of DuPont Photomasks, Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated. The Company's principal business is the manufacture and sale of photomasks, high-purity quartz or glass plates containing precision microscopic images of integrated circuits, to semiconductor manufacturers.

    Prior to the Company's initial public offering (the "IPO") on June 13, 1996, the Company was a wholly owned subsidiary of E.I. du Pont de Nemours and Company ("DuPont"). DuPont, through its wholly owned subsidiary, DuPont Chemical and Energy Operations, Inc. ("DCEO"), owns 10,500,000 shares of the Company's common stock. On the IPO date, 4,000,000 shares of the Company's common stock were sold to the public. An additional 600,000 shares of common stock were sold to the public on June 14, 1996 pursuant to an over-allotment option. Retained earnings are shown assuming that the IPO occurred on June 30, 1996, the Company's year end.

    DuPont's photomask business was realigned (the "Realignment") during the year preceding the IPO so that photomask operations in Germany, France, the Republic of Korea ("Korea") and the Peoples Republic of China ("China") which were previously owned by various DuPont subsidiaries are owned by wholly owned subsidiaries of the Company. Income and expenses related to the Realignment have been eliminated and are not presented in the financial statements.

    The historical financial statements of the Company prior to the IPO have been derived from the accounting records of DuPont and reflect all sales and costs directly attributable to DuPont's photomask business during the periods presented as well as certain charges and allocations from DuPont which were based primarily on usage. For purposes of the historical financial statements prior to the IPO, charges and allocations between the Company and DuPont are deemed to have been settled in the period in which they originated.

    REVENUE RECOGNITION: Sales and related costs of goods sold are included in income when goods are shipped to the customer. Provision is made for estimated sales returns.

    CASH AND CASH EQUIVALENTS: Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

    INVENTORIES: Inventories are valued at the lower of cost or market, with cost being determined using the average cost method.

    PROPERTY AND EQUIPMENT: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The gross value of property and equipment and related accumulated depreciation are eliminated at the date of disposal and the resulting gain or loss is included in income. Maintenance and repairs are charged to operations; replacements and betterments are capitalized. The future economic benefit of long-lived assets is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

    INTANGIBLE ASSETS: Intangible assets are amortized using the straight-line method over their estimated useful lives. Net intangible assets, primarily supply agreements, were $2,750 and $1,750 at June 30, 1997 and 1998 and are included in other assets. The future economic benefit of long-lived assets is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PENSIONS, OTHER POST RETIREMENT BENEFITS AND PROFIT SHARING: Through June
30, 1996, the Company's active U.S. employees were covered by DuPont defined benefit pension and other postretirement benefit plans. The cost of these plans was determined and allocated on an actuarial basis in accordance with Statement of Financial Accounting Standards No. ("FAS") 87 and FAS 106 and is principally included in cost of goods sold. Effective July 1, 1996, the Company eliminated the DuPont plans and implemented a defined contribution retirement plan covering substantially all of the active U.S. employees. The defined contribution retirement plan provided for the Company to contribute three to five percent of an employee's compensation into a participant directed investment account. Effective July 1, 1997, the Company suspended the defined contribution retirement plan and implemented a profit sharing plan covering substantially all of the active U.S. employees.

    Pension coverage for non-U.S. employees is provided through separate plans. Obligations under these plans are systematically provided for principally by establishing book reserves. Certain non-U.S. employees are covered by separate profit sharing plans.

    RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. The Company is party to certain contracts which provide for partial funding of its research and development costs. Funding under these contracts has been recognized as an offset to research and development expense. The Company participates in a joint venture for advanced photomask development and fabrication of leading-edge photomasks.

    NON-U.S. CURRENCIES: The Company has determined that the U.S. Dollar is the functional currency of its worldwide operations. Accounts denominated in non-U.S. currencies are remeasured into U.S. Dollars and the resulting exchange gains and losses are included in income in the period they occur. Exchange gains and losses are recorded net of the impact of hedging activities designed to reduce exchange rate exposure. The Company has entered into Korean Won and French Franc forward contracts designed to reduce such exchange rate exposure. At June 30, 1998, the Company held forward contracts with a notional amount of approximately $12,000, a carrying amount of approximately $10,500 and an unrealized loss of approximately $1,500.

    INCOME TAXES: The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established as necessary to reduce deferred tax assets to their expected realizable value.

    Prior to the IPO, the taxable income (loss) of the Company was included in the consolidated tax returns of the DuPont entities of which it was a part. As such, separate income tax returns were not prepared or filed for the Company. Income tax expense was determined and allocated to the Company by applying the separate taxpayer approach outlined in FAS 109.

    The Company's operations in Korea operate under a government granted tax exemption which expires in 2003.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, based upon all known

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) facts and circumstances, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS: The Company adopted FAS 128 in the quarter ended December 31, 1997. Earnings per share have been restated for all periods presented to conform to the requirements of FAS 128.

2. ACQUISITIONS

    On March 16, 1998, the Company entered into a strategic alliance with Hyundai Electronics Industries Co., Ltd. ("Hyundai") whereby the Company purchased selected photomask manufacturing equipment located at Hyundai's captive photomask manufacturing facility in Kanam, Korea and entered into a five-year sales and supply agreement with Hyundai. The Company acquired, through its Korean subsidiary, approximately $28,800 of equipment and approximately $1,000 in inventory. Consideration for the assets was principally cash, and was partially financed by $24,000 in borrowings under the Company's credit facility with DuPont.

3. RELATED PARTY TRANSACTIONS

    The financial statements include significant transactions with other DuPont business units involving functions and services (such as cash management, tax administration, accounting, legal and data processing) that were provided by centralized DuPont organizations outside the photomask business. Prior to the IPO, the costs of these functions and services were directly charged and/or allocated to the photomask business using methods that DuPont management believes were reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. Amounts charged and allocated for these functions and services were $7,251 for the period July 1, 1995 to December 31, 1995. Effective January 1, 1996, the Company entered into several transitional agreements which set forth services to be provided to the Company and the fees to be paid by the Company for such services. Charges to the Company under these agreements were $1,661 for the period January 1, 1996 to June 30, 1996 and $3,944 for 1997 and $3,072 for 1998. Amounts charged and allocated to the Company for functions and services provided by DuPont are principally included in general and administrative expense.

    The Company owned 1,025,640 shares of Etec Systems, Inc. ("Etec") common stock until January 1997. Etec is the Company's principal supplier of electron beam and laser beam systems. In January 1997, the Company sold the entire investment. Aggregate net proceeds from the sale of $39,219 were used in operations. The Company realized a $34,219 gain on the sale. The related provision for income taxes was $11,977.

    Accounts receivable, related parties includes receivables from employees of the Company of $1,836 (Current $90, Non-Current $1,746) and $1,154 (Current $48, Non-Current $1,106) at June 30, 1997 and 1998 which relate principally to housing and automobile loans to non-U.S. employees. The remainder represents receivables for goods sold to various DuPont entities and other related parties and amounts due to the Company under the tax indemnification agreement with DuPont and the Administrative Service Agreements. Sales to related parties, principally various DuPont entities who serve as resellers for the Company, were $8,214, $8,764 and $10,933 for the years ended June 30, 1996, 1997 and 1998.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
    Accounts payable, related parties represents payables to DuPont for payroll and benefits and vendor payments paid by DuPont on behalf of the Company and billed on a one-month-lag basis and amounts payable under Administrative Service Agreements. In August 1996, the Company paid $1,785 in settlement of certain amounts payable to DuPont at June 30, 1996 and DuPont contributed $3,745 of its remaining outstanding receivable to the Company as an equity contribution.

4. ACCOUNTS RECEIVABLE, TRADE

    Essentially all of the Company's sales are to customers in the semiconductor manufacturing industry. The Company assesses the financial strength of its customers prior to extending credit in order to reduce the risk of loss as the Company generally does not require collateral. Two of the Company's customers each represented more than ten percent of sales in 1996 and, in the aggregate, these two customers represented approximately twenty-five percent of sales in the year. One of the Company's customers represented approximately twelve percent of sales in 1997. Two of the Company's customers each represented more than ten percent of sales in 1998 and, in the aggregate, these two customers represented approximately twenty-seven percent of sales in the year.

5. INVENTORIES

    Inventories consist of the following:

                                                                  JUNE 30,
                                                            --------------------
                                                              1997       1998
                                                            ---------  ---------
Raw materials and supplies................................  $  13,122  $  14,843
Work-in-process...........................................        902      1,090
Finished product..........................................      1,627      2,303
                                                            ---------  ---------
Inventories...............................................  $  15,651  $  18,236
                                                            ---------  ---------
                                                            ---------  ---------

6. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                            ESTIMATED          JUNE 30,
                                             USEFUL      --------------------
                                              LIVES        1997       1998
                                          -------------  ---------  ---------
Construction-in-progress................                 $  30,873  $  64,221
Land....................................                     5,627      5,932
                                            10 to 20
Buildings...............................      years         51,899     76,775
Equipment...............................  3 to 7 years     259,114    313,010
                                                         ---------  ---------
                                                           347,513    459,938
Less: accumulated depreciation..........                  (185,203)  (215,288)
                                                         ---------  ---------
Property and equipment..................                 $ 162,310  $ 244,650
                                                         ---------  ---------
                                                         ---------  ---------

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

7. OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of the following:

                                                                  JUNE 30,
                                                            --------------------
                                                              1997       1998
                                                            ---------  ---------
Accrued vacation pay......................................  $   3,454  $   3,180
Accrued compensation and benefits.........................     11,815      7,483
Other.....................................................      5,120     13,433
                                                            ---------  ---------
Other accrued liabilities.................................  $  20,389  $  24,096
                                                            ---------  ---------
                                                            ---------  ---------

8. BORROWINGS

    Borrowings consist of the following:

                                                                  JUNE 30,
                                                            --------------------
                                                              1997       1998
                                                            ---------  ---------
Capital lease obligations.................................  $   5,073  $   2,374
6% bank borrowings due 2000 through 2007..................      4,500      4,500
10% bank borrowings due 1998 through 2001.................      2,745      2,788
                                                            ---------  ---------
                                                               12,318      9,662
  Less: short-term borrowings.............................     (1,845)    (2,143)
                                                            ---------  ---------
Long-term borrowings......................................  $  10,473  $   7,519
                                                            ---------  ---------
                                                            ---------  ---------

9. LEASES

    Minimum lease payments for years ending June 30 are as follows:

                                                             CAPITAL    OPERATING
                                                             LEASES      LEASES
                                                            ---------  -----------
1999......................................................  $     289   $     432
2000......................................................        289         446
2001......................................................        289         460
2002......................................................        289         207
2003......................................................        254         156
Thereafter................................................      2,336       1,560
                                                            ---------  -----------
  Minimum lease payments..................................      3,746   $   3,261
                                                                       -----------
                                                                       -----------
    Less: interest........................................     (1,372)
                                                            ---------
Present value of minimum lease payments...................  $   2,374
                                                            ---------
                                                            ---------

10. MASTER NOTES AND CREDIT AGREEMENT

    Interest expense includes $7,016 paid to DuPont under the master notes in 1996. The interest rate charged on the notes was generally equivalent to the rate DuPont paid for its commercial paper

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

10. MASTER NOTES AND CREDIT AGREEMENT (CONTINUED) borrowings. In conjunction with the IPO, DuPont, on June 28, 1996, contributed the $90,453 balance outstanding on the master notes to the Company as a capital contribution.

    The Company and DCEO have entered into a credit agreement (the "Credit Agreement") pursuant to which DCEO has agreed to provide a credit facility to the Company in an aggregate amount of $100,000. The Credit Agreement expires in 2001 and any loans thereunder will bear interest at LIBOR plus 25 basis points. At the Company's option, advances under the Credit Agreement are convertible into term loans with maturities up to seven years. The amounts loaned under the Credit Agreement are unsecured and the Credit Agreement contains various representations, covenants and events of default typical for financings of a similar size and nature. Through June 30, 1998, the Company has borrowed a maximum of $35.0 million under the credit facility and at June 30, 1998 borrowings of $9.0 million were outstanding under the Credit Agreement.

11. STOCKHOLDERS' EQUITY

    Stockholders' equity at June 30 is as follows:

                                                   ADDITIONAL UNREALIZED
                                        COMMON      PAID-IN     HOLDING    RETAINED
                                         STOCK      CAPITAL      GAIN      EARNINGS
                                      -----------  ---------  -----------  ---------
Realignment and contribution of
  capital...........................   $     105   $  80,860
Issuance of common stock............          46      72,020
Unrealized holding gain.............                           $  11,583
                                           -----   ---------  -----------
  Balance at 1996...................         151     152,880      11,583
Contribution of capital.............                   3,745
Issuance of common stock............                     117
Unrealized holding gain.............                              10,659
Sale of investment..................                             (22,242)
Net income..........................                                       $  59,004
                                           -----   ---------  -----------  ---------
  Balance at 1997...................         151     156,742                  59,004
Issuance of common stock............           1       3,527
Net income..........................                                          33,532
                                           -----   ---------  -----------  ---------
  Balance at 1998...................   $     152   $ 160,269   $  --       $  92,536
                                           -----   ---------  -----------  ---------
                                           -----   ---------  -----------  ---------

12. STOCK PERFORMANCE PLANS

    The Company has several stock performance plans whereby options to purchase shares of common stock or shares of restricted stock have been or can be granted to directors, officers, employees and consultants. Generally, option exercise prices are equal to the fair market value at the date of grant. Restricted stock grants do not require the payment of any cash consideration by the recipient. Matters such

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

12. STOCK PERFORMANCE PLANS (CONTINUED)
as vesting periods and expirations are determined on a plan-by-plan or grant-by-grant basis. A summary of stock option activity is as follows:

                                                      1996                      1997                     1998
                                            ------------------------  ------------------------  ----------------------
                                                          WEIGHTED                  WEIGHTED                WEIGHTED
                                                           AVERAGE                   AVERAGE                 AVERAGE
                                             NUMBER OF    EXERCISE     NUMBER OF    EXERCISE    NUMBER OF   EXERCISE
                                              SHARES        PRICE       SHARES        PRICE      SHARES       PRICE
                                            -----------  -----------  -----------  -----------  ---------  -----------
Balance at beginning of year..............                               953,784    $   17.00     990,544   $   18.07
Options granted...........................     953,784    $   17.00       86,976    $   29.21     507,983   $   52.10
Options forfeited.........................                               (46,640)   $   17.00     (26,930)  $   27.67
Options exercised.........................                                (3,576)   $   17.00     (68,083)  $   17.24
                                            -----------               -----------               ---------
Balance at end of year....................     953,784    $   17.00      990,544    $   18.07   1,403,514   $   30.27
                                            -----------               -----------               ---------
                                            -----------               -----------               ---------
Exercisable at end of year................                               223,210    $   17.00     396,063   $   17.64
                                                                      -----------               ---------
                                                                      -----------               ---------

    Additional information related to stock options at June 30, 1998 is as follows:

                                                             OPTIONS
                                                           OUTSTANDING                   OPTIONS EXERCISABLE
                                            -----------------------------------------  ------------------------
                                                          WEIGHTED                                   WEIGHTED
                                                           AVERAGE       WEIGHTED                     AVERAGE
                                             NUMBER OF    EXERCISE     AVERAGE LIFE     NUMBER OF    EXERCISE
EXERCISE PRICE RANGE                          SHARES        PRICE         (YEARS)        SHARES        PRICE
------------------------------------------  -----------  -----------  ---------------  -----------  -----------
$17.00 to $18.50..........................     865,013    $   17.07            8.0        386,716    $   17.04
$27.31 to $32.50..........................       8,413    $   30.77            8.9            476    $   31.56
$35.37 to $45.88..........................      59,904    $   42.33            8.9          8,753    $   42.72
$52.75 to $71.56..........................     470,184    $   52.92            9.1            118    $   53.19

    A summary of restricted stock grant activity is as follows:

                                          1996                          1997                          1998
                                ------------------------  --------------------------------  ------------------------
                                               MARKET                       MARKET VALUE                   MARKET
                                 NUMBER OF    VALUE PER      NUMBER OF           PER         NUMBER OF    VALUE PER
                                  SHARES        SHARE         SHARES            SHARE         SHARES        SHARE
                                -----------  -----------  ---------------  ---------------  -----------  -----------
Balance at beginning of
  year........................                                  94,913         $17.00           89,060    $   17.54
                                                                              $18.50 to
Restricted stock granted......      94,913    $   17.00          4,744         $45.88            1,755    $   17.00
Restricted stock forfeited....                                  (9,605)        $17.00
Restricted stock issued.......                                    (992)        $17.00          (86,071)   $   17.00
                                -----------                    -------                      -----------
Balance at end of year........      94,913    $   17.00         89,060         $17.54            4,744    $   27.16
                                -----------                    -------                      -----------
                                -----------                    -------                      -----------

    At June 30, 1998, there were 2,853,443 shares reserved for future grants under existing stock performance plans. The Company applies APB 25 and its related interpretations in accounting for its stock performance plans. The weighted average fair values of stock options granted in 1996, 1997 and 1998 were $9.41, $16.16 and $31.65. The weighted average fair values were determined using the Black-Scholes option-pricing model with the following assumptions: a risk-free interest rate of 6.5% for 1996 and 1997

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

12. STOCK PERFORMANCE PLANS (CONTINUED)
and a risk free rate of interest of 5.5% for 1998, no dividend yield, expected term of five years and volatility of 58% for 1996 and 1997 and volatility of 68% for 1998. Had compensation cost been determined based on the fair value of stock option awards at the date of grant, net income (diluted earnings per share) would have been $26,904, $57,456 and $29,577 ($2.50, $3.76 and $1.94) in 1996,
1997 and 1998.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

13. PROVISION FOR INCOME TAXES

    The provision for income taxes consists of the following:

                                                                                        YEAR ENDED JUNE 30,
                                                                                  --------------------------------
                                                                                     1996       1997       1998
                                                                                  ----------  ---------  ---------
Current:
  Federal.......................................................................  $   10,706  $  25,819  $   8,909
  State.........................................................................       1,738        787      1,023
  Non-U.S.......................................................................       4,572      4,679      4,320
Deferred:
  Federal.......................................................................     (10,706)    (1,039)     1,353
  State.........................................................................      (1,738)       (59)       155
  Non-U.S.......................................................................      (1,894)     1,098      1,367
                                                                                  ----------  ---------  ---------
Provision for income taxes......................................................  $    2,678  $  31,285  $  17,127
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------

    The provision for income taxes differs from the amount computed by applying the federal statutory rate as a result of the following:

                                                                                         YEAR ENDED JUNE 30,
                                                                                   -------------------------------
                                                                                     1996       1997       1998
                                                                                   ---------  ---------  ---------
Tax at 35% statutory federal tax rate............................................  $  10,123  $  31,285  $  17,490
Higher effective tax rate on non-U.S. operations.................................      2,657      2,158      1,752
Tax exemption....................................................................     (3,081)    (4,809)    (5,870)
Change in valuation allowance....................................................     (7,808)      (243)
State taxes, net of federal......................................................        586        633      1,258
Other............................................................................        201      2,261      2,497
                                                                                   ---------  ---------  ---------
Provision for income taxes.......................................................  $   2,678  $  31,285  $  17,127
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

13. PROVISION FOR INCOME TAXES (CONTINUED)
    Deferred tax assets (liabilities) consist of the following:

                                                                                                         JUNE 30,
                                                                                                           1998
                                                                                                        ----------
Deferred tax assets:
  Inventories.........................................................................................  $      971
  Depreciation........................................................................................       2,218
  Accrued liabilities.................................................................................       4,051
  Other...............................................................................................       1,922
                                                                                                        ----------
    Deferred tax assets...............................................................................       9,162
                                                                                                        ----------
Deferred tax liabilities:
  Depreciation........................................................................................      (7,579)
  Other...............................................................................................      (5,021)
                                                                                                        ----------
    Deferred tax liabilities..........................................................................     (12,600)
                                                                                                        ----------
    Deferred income taxes.............................................................................  $   (3,438)
                                                                                                        ----------
                                                                                                        ----------

    Prior to the IPO, DuPont utilized various tax planning strategies and elections to minimize its total income tax expense. It is not practicable to identify the effects of these strategies and elections on the results of operations of the Company.

    In conjunction with the IPO, the Company, DuPont and DCEO entered into a tax indemnification agreement pursuant to which the Company will make payments to DuPont and/or DuPont will make payments to the Company, as appropriate, of taxes payable or receivable at the IPO date. The amount due from DuPont under the tax indemnification agreement was $256 and $571 at June 30, 1997 and 1998. The Company has a capital loss carryforward of $18,513 arising from the Realignment. Benefit from this carryforward, if and when realized, is payable to DuPont under the tax indemnification agreement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

14. GEOGRAPHIC INFORMATION

    The Company operates within a single industry segment. Geographic information as of or for the years ended June 30 is as follows:

                                                                     UNITED
                                                                     STATES      EUROPE       ASIA       TOTAL
                                                                  ------------  ---------  ----------  ----------
1996
Sales...........................................................   $  121,620   $  52,910  $   38,885  $  213,415
Transfers between geographic areas..............................       14,613       2,278          79
                                                                  ------------  ---------  ----------  ----------
                                                                      136,233      55,188      38,964     213,415
                                                                  ------------  ---------  ----------  ----------
                                                                  ------------  ---------  ----------  ----------
Net income......................................................       14,987       7,154       4,479      26,904
Identifiable assets.............................................      126,540      36,214      65,139     227,893

1997
Sales...........................................................   $  145,621   $  62,988  $   52,576  $  261,185
Transfers between geographic areas..............................       21,973       1,019         649
                                                                  ------------  ---------  ----------  ----------
                                                                      167,594      64,007      53,225     261,185
                                                                  ------------  ---------  ----------  ----------
                                                                  ------------  ---------  ----------  ----------
Net income......................................................       38,836       9,037      11,131      59,004
Identifiable assets.............................................      151,293      50,877      89,409     291,579

1998
Sales...........................................................   $  152,213   $  66,953  $   52,425  $  271,591
Transfers between geographic areas..............................       22,654       2,002         603
                                                                  ------------  ---------  ----------  ----------
                                                                      174,867      68,955      53,028     271,591
                                                                  ------------  ---------  ----------  ----------
                                                                  ------------  ---------  ----------  ----------
Net income......................................................       13,808       5,702      14,022      33,532
Identifiable assets.............................................      164,699      71,618     115,662     351,979

    Sales outside the United States of products manufactured in and exported from the United States are not significant. Products are transferred between geographic areas on a basis intended to approximate the market value of such products.

15. COMMITMENTS AND CONTINGENCIES

    The Company has executed an agreement with United Microelectronics Corporation to establish a joint venture to produce photomasks in Taiwan. There can be no assurance that the joint venture will yield results that are favorable to the Company.

    In 1998, the Company announced that it plans to build a new photomask production facility in Singapore. The site will service the growing number of semiconductor manufacturers in Singapore and the rest of Southeast Asia. Current plans are to invest $50,000 over the next five years. The Company previously announced plans for, and has begun construction on, a new photomask production facility in Gresham, Oregon. The site will service the growing number of semiconductor manufacturers in the northwest United States. Current plans are to invest $75,000 over the next four years. There can be no assurance that construction on either facility will be completed or that, if completed, either facility will yield results that are favorable to the Company.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In 1998, the Company announced that it had entered into an agreement with Etec to upgrade its existing MEBES-Registered Trademark- electron-beam pattern generation tools. The hardware and software upgrades will enhance the capability of the tools while simultaneously increasing the speed at which they operate. As part of the agreement, Etec has purchased the use of technology developed by the Company. The tools to be upgraded currently reside throughout the Company's integrated network of production facilities. As part of the agreement, Etec is scheduled to deliver, and the Company is committed to purchase, the initial upgraded MEBES-Registered Trademark- tool in 1999, with additional tools scheduled for upgrades over the course of the next four years. There can be no assurance that the Company will be successful in upgrading its tools or that such upgraded tools will yield results that are favorable to the Company.

    Also in 1998, the Company announced the formation of a strategic alliance with Hoya Corporation ("Hoya") to develop and produce advanced photoblanks. A primary goal of the alliance will be the development of advanced photoblanks used in the production of binary and phase shift photomasks supporting the manufacture of semiconductor devices with 0.18 micron design rules and below. The companies have also agreed to exchange technical information related to the production of photoblanks. The relationship calls for Hoya to supply the Company with developmental photoblanks based on agreed-upon design and performance specifications. As part of the agreement, the Company will have exclusive rights to use photoblanks and technology developed under the relationship. Additionally, the Company has agreed to utilize Hoya's photoblanks in its photomask manufacturing operations, supplementing its internal supply. There can be no assurance that the alliance will yield results that are favorable to the Company.

    The Company has various purchase commitments incident to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of current market. The Company is subject to litigation in the normal course of business. Management believes the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse effect on the financial position, results of operations, cash flows or liquidity of the Company.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

16. UNAUDITED QUARTERLY FINANCIAL DATA

    Unaudited quarterly financial data for 1997 and 1998 is as follows:

                                                                               QUARTER
                                                      ----------------------------------------------------------
                                                          FIRST         SECOND          THIRD         FOURTH
                                                      -------------  -------------  -------------  -------------
1997
Sales...............................................  $      64,244  $      64,260  $      62,760  $      69,921
Operating profit....................................         13,740         13,962         13,920         12,261
Income before extraordinary item....................          9,015          9,433          9,722          8,592
Net income..........................................          9,015          9,433         31,964          8,592
Basic earnings per share before extraordinary
  item..............................................           0.60           0.62           0.64           0.57
Diluted earnings per share before extraordinary
  item..............................................           0.59           0.61           0.62           0.55
Basic earnings per share............................           0.60           0.62           2.12           0.57
Diluted earnings per share..........................           0.59           0.61           2.05           0.55
Basic weighted average shares outstanding...........     15,100,000     15,100,000     15,100,000     15,100,521
Diluted weighted average shares outstanding.........     15,346,912     15,539,182     15,596,131     15,597,064

1998
Sales...............................................  $      68,809  $      67,328  $      67,563  $      67,891
Operating profit....................................         13,488         11,691         11,961         12,859
Net income..........................................          9,203          8,261          7,785          8,283
Basic earnings per share............................           0.61           0.54           0.51           0.54
Diluted earnings per share..........................           0.59           0.53           0.50           0.53
Basic weighted average shares outstanding...........     15,129,611     15,165,132     15,167,645     15,255,996
Diluted weighted average shares outstanding.........     15,684,990     15,605,359     15,554,304     15,604,281

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                                     SIX MONTHS ENDED
                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                     1997        1998
                                                                  ----------  ----------
Sales...........................................................  $  136,137  $  122,872
Cost of goods sold..............................................      89,004      88,478
Selling, general and administrative expense.....................      15,623      15,895
Research and development expense................................       6,331       7,732
                                                                  ----------  ----------
Operating profit................................................      25,179      10,767
Other (income) expense..........................................        (448)      1,482
                                                                  ----------  ----------
Income before income taxes and minority interest................      25,627       9,285
Provision for income taxes......................................       8,850       2,878
                                                                  ----------  ----------
Income before minority interest.................................      16,777       6,407
Minority interest in loss of joint venture......................        (687)
                                                                  ----------  ----------
Net income......................................................  $   17,464  $    6,407
                                                                  ----------  ----------
                                                                  ----------  ----------
Basic earnings per share........................................  $     1.15  $     0.42
Basic weighted average shares outstanding.......................  15,165,132  15,285,674
Diluted earnings per share......................................  $     1.12  $     0.41
Diluted weighted average shares outstanding.....................  15,662,657  15,641,751

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET

                (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                  (UNAUDITED)

                                                                                   DECEMBER
                                                                                      31,
                                                                                     1998
                                                                                  -----------
                                           ASSETS

Current assets:
  Cash and cash equivalents.....................................................   $  38,864
  Accounts receivable, trade....................................................      44,457
  Accounts receivable, related parties..........................................       2,313
  Inventories...................................................................      17,504
  Deferred income taxes.........................................................       6,992
  Prepaid expenses and other current assets.....................................       8,924
                                                                                  -----------
    Total current assets........................................................     119,054
Property and equipment..........................................................     277,656
Accounts receivable, related parties............................................       1,300
Deferred income taxes...........................................................       2,935
Other assets....................................................................      25,177
                                                                                  -----------
    Total assets................................................................   $ 426,122
                                                                                  -----------
                                                                                  -----------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade.......................................................   $  18,075
  Accounts payable, related parties.............................................       9,793
  Short-term borrowings.........................................................         794
  Income taxes payable..........................................................       3,125
  Other accrued liabilities.....................................................      47,317
                                                                                  -----------
    Total current liabilities...................................................      79,104
Long-term borrowings............................................................       7,233
Long-term borrowings, related parties...........................................      49,000
Deferred income taxes...........................................................      11,972
Other liabilities...............................................................       2,156
Minority interest in net assets of joint venture................................      16,394
Commitments and contingencies...................................................
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized; 15,300,525 issued
    and outstanding.............................................................         153
  Additional paid-in capital....................................................     161,167
  Retained earnings.............................................................      98,943
                                                                                  -----------
    Total liabilities and stockholders' equity..................................   $ 426,122
                                                                                  -----------
                                                                                  -----------

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                               SIX MONTHS ENDED
                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1997        1998
                                                                                            ----------  ----------
Cash flows from operating activities:
  Net income..............................................................................  $   17,464  $    6,407
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.........................................................      15,375      18,780
    Other.................................................................................      (1,200)     (1,107)
    Cash provided (used) by changes in assets and liabilities:
      Accounts receivable.................................................................      (2,898)      5,535
      Inventories.........................................................................        (349)      1,573
      Prepaid expenses and other current assets...........................................        (984)     (1,244)
      Accounts payable....................................................................      20,386     (12,596)
      Other accrued liabilities...........................................................      (1,408)      1,755
                                                                                            ----------  ----------
        Net cash provided by operating activities.........................................      46,386      19,103
                                                                                            ----------  ----------
Cash flows from investing activities:
  Capital expenditures....................................................................     (68,414)    (32,417)
  Payment for acquisitions................................................................                 (20,547)
                                                                                            ----------  ----------
        Net cash used in investing activities.............................................     (68,414)    (52,964)
                                                                                            ----------  ----------
Cash flows from financing activities:
  Increase (decrease) in borrowings.......................................................        (160)     38,049
  Proceeds from issuance of common stock..................................................       1,055         687
  Increase in minority interest in net assets of joint venture............................                  16,394
                                                                                            ----------  ----------
        Net cash provided by financing activities.........................................         895      55,130
                                                                                            ----------  ----------
Effect of exchange rate changes on cash...................................................      (1,219)     (2,093)
                                                                                            ----------  ----------
Net increase (decrease) in cash and cash equivalents......................................     (22,352)     19,176
Cash and cash equivalents at beginning of period..........................................      51,351      19,688
                                                                                            ----------  ----------
Cash and cash equivalents at end of period................................................  $   28,999  $   38,864
                                                                                            ----------  ----------
                                                                                            ----------  ----------

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying unaudited interim financial statements of DuPont Photomasks, Inc. and its subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in the Company's 1998 Annual Report on Form 10-K and the prospectus. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of the interim periods. Results for interim periods are not necessarily indicative of results for the year.

2. INVENTORIES

    Inventories consist primarily of raw materials.

3. ACQUISITION

    On November 2, 1998, the Company completed the acquisition of Hewlett-Packard Company's photomask manufacturing organization, which was previously part of Hewlett-Packard's Integrated Circuit Business Division. The acquisition included the purchase of photomask production equipment, the purchase of inventory, the execution of an agreement whereby the Company becomes Hewlett-Packard's strategic photomask supplier, the execution of a technology license agreement and the hiring of employees in the Hewlett-Packard photomask manufacturing organization. Consideration for the acquisition was approximately $39,000 in cash, one half of which was paid at closing and one half of which was paid in February 1999. The transaction was funded with a draw on the Company's existing credit agreement. Approximately $20,000 has been assigned to intangible assets and will be amortized over the estimated useful life of seven years. There can be no assurance that the acquisition will yield results that are favorable to the Company.

4. COMMITMENTS AND CONTINGENCIES

    The Company and United Microelectronics Corporation have established a joint venture to produce photomasks in Taiwan. There can be no assurance that the joint venture will yield results that are favorable to the Company. Furthermore, the Company announced that it plans to build a new photomask production facility in Singapore designed to service the growing number of semiconductor manufacturers in Southeast Asia. Plans are to invest $50,000. The Company began construction on, and subsequently announced a delay in completion of, a new photomask production facility in Gresham, Oregon designed to service the growing number of semiconductor manufacturers in the northwest United States. Plans are to invest $75,000. There can be no assurance that construction on either facility will be completed or that, if completed, either facility will yield results that are favorable to the Company.

    The Company entered into an agreement with Etec to upgrade its existing MEBES-Registered Trademark- electron-beam pattern generation tools. The hardware and software upgrades will enhance the capability of the tools while simultaneously increasing the speed at which they operate. As part of the agreement, Etec purchased the use of technology developed by the Company. The tools to be upgraded currently reside throughout

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

4. COMMITMENTS AND CONTINGENCIES (CONTINUED) the Company's integrated network of production facilities. As part of the agreement, Etec is scheduled to deliver, and the Company is committed to purchase, the initial upgraded MEBES-Registered Trademark- tool in 1999, with additional tools scheduled for upgrades over the course of the next four years. There can be no assurance that the Company will be successful in upgrading its tools or that such upgraded tools will yield results that are favorable to the Company.

    The Company has various purchase commitments incident to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of current market. The Company is subject to litigation in the normal course of business. Management believes the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse effect on the financial position, results of operations, cash flows or liquidity of the Company.

5. RECLASSIFICATIONS AND RESTATEMENTS

    Certain prior year balances have been reclassified to conform to 1999 presentation.